UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

FREEDOM FINANCIAL GROUP, INC.
(Name of Small Business Issuer in Its Charter)

FREEDOM FINANCIAL GROUP, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	43-1647559
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3058 East Elm Street, Springfield, Missouri	65802
(Address of Principal Executive Offices)	(Zip Code)

(Issuer's Telephone Number): 417-886-6600

Securities to be Registered Pursuant to Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class)

PREFERRED STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class)

TRUST CERTIFICATES
(Title of Class)

PART I.

ITEM 1.	DESCRIPTION OF BUSINESS

General

Freedom Financial Group, Inc. (the “Company,”“we” or “our”), a Delaware corporation formed in 2001, is a specialized consumer finance company engaged in the purchasing, servicing and collection of motor vehicle retail installment contracts originated by independent automobile dealerships. Our focus is on acquiring consumer installment contracts collateralized by motor vehicles ranging in age from one to eight years old at the date of acquisition, entered into with purchasers who have sub-prime credit (i.e., purchasers who, due to poor credit ratings or other circumstances, have limited or no access to traditional sources of consumer credit) but meet certain underwriting requirements.

Currently we are either licensed or otherwise authorized to purchase motor vehicle installment contracts in the following 17 states: Arkansas, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee and Texas.

The Company has a wholly-owned Canadian subsidiary, T.C.G.-The Credit Group Inc. (“TCG”), which is a Winnipeg, Manitoba-based consumer finance company specializing in originating, purchasing, servicing and collecting sub-prime automobile-secured and other retail installment contracts. TCG operates in the following provinces: Alberta, British Columbia, Manitoba, New Brunswick, Northwest Territories, Nova Scotia, Ontario and Saskatchewan.

The Company's website address is www.ffgrp.net.

The Company herein collectively refers to all motor vehicle installment contracts, consumer installment contracts and small ticket leases that it acquires as “Installment Contracts.” The Company also collectively refers to all automobile dealerships, sales merchants and lease brokers from whom it acquires Installment Contracts as “Customers.”

The Company’s Predecessor

The Company is the successor (through Chapter 11 bankruptcy) to Stevens Financial Group, Inc. Stevens Financial Group, Inc. commenced operations as a consumer credit loan company in August, 1993, as First Financial Credit Corp., a Missouri corporation headquartered in Springfield, Missouri. In 1995 Damian Sinclair and his then-wife, Susan Sinclair, became the sole owners of First Financial Credit Corp. and changed its name to Sinclair Financial Group, Inc. In October, 1999, Clarence Stevens (“Stevens”) purchased the company from the Sinclairs, and shortly thereafter changed the name to Stevens Financial Group, Inc. “Sinclair Financial Group, Inc.” and “Stevens Financial Group, Inc.” are different names for the same company, and are both hereinafter referred to as “SFG.”

SFG’s business primarily involved the acquisition, at a discount, of sub-prime consumer loans secured by automobiles, mobile homes, or other consumer goods. SFG realized, on average, a net interest rate of approximately 29% on its consumer loan portfolio, after factoring in a purchase discount and the typical default rate of 20% to 25%, consistent with industry standard.

SFG’s primary source of financing was the issuance of collateralized debt obligations known as Fixed Rate Investment Certificates (“FRI Certificates”). Each FRI Certificate obligated SFG to repay the amount invested by the certificate holder, plus interest, which ranged from 7.5% to 13.95%, depending upon certain factors such as the amount of the certificate and the time until maturity. These FRI Certificates were sold to individual investors, through registered brokers and through direct issuance by SFG. From 1995 through 2000, SFG issued a total of approximately $97,000,000 in FRI Certificates in eight separate offerings.

The funds raised through the issuance of FRI Certificates allowed SFG, over the years, to significantly increase its consumer loan portfolio. However, for a variety of reasons described below, SFG’s indebtedness grew more rapidly than its portfolio. Eventually, SFG’s financial condition declined to the point that it defaulted on its outstanding FRI Certificates, which prompted management to file for Chapter 11 bankruptcy in 2001 (discussed below).

Bankruptcy and Reorganization of Predecessor Under Chapter 11

On March 19, 2001, SFG filed a voluntary petition for Chapter 11 bankruptcy (the “Chapter 11 Filing”) in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”), Case Number 01-3105-ECF-RTB. At the time of the Chapter 11 Filing, SFG controlled three wholly-owned subsidiaries: SFC Funding Corporation (“SFC”), SFC Automobile Receivables Trust 2000A (“SFC Trust”) and Sinclair Credit Group Co. (“SCG”). The operations of SFG, SFC and SFC Trust were indefinitely suspended concurrent with the Filing. The operations of SCG, now known as TCG, were not significantly affected by the bankruptcy because it operated in an entirely different market (Canada) and was self-sufficient and profitable apart from SFG.

Initially, SFG continued to manage its own affairs as a “Debtor-in-Possession.” However, due to ongoing disputes with the State of Missouri, and ongoing investigations by state and federal authorities (which prompted Stevens, on the advice of counsel, to decline to testify during the “Meeting of Creditors” (pursuant to 11 U.S.C. §341)), SFG motioned the Court for the appointment of a trustee pursuant to 11 U.S.C. §1104(a). The Court granted the motion, and on May 14, 2001, ordered the Office of the United States Trustee to provide for the appointment of a trustee. The United States Trustee, after consulting with attorneys of the various parties in interest, appointed Vernon S. Schweigert of Phoenix, Arizona, as trustee of the estate created by the Chapter 11 Filing (hereinafter, referred to as “Schweigert” or the “Trustee”), which appointment was approved by the Court on May 15, 2001. Schweigert was chosen due to his experience as a bankruptcy trustee and his proximity to the Bankruptcy Court in Phoenix, Arizona.

Shortly after being appointed Trustee, Schweigert determined that an experienced manager was needed to run the operations of SFG.  He selected Jerald L. Fenstermaker (“Fenstermaker”) to become the CEO and President of SFG during the reorganization based on the following factors:

(1)	Fenstermaker was an experienced executive with a strong background in consumer finance;
(2)	Fenstermaker was a Missouri resident;
(3)	Fenstermaker had expressed an interest in the position and indicated he would be available if the position was offered to him; and
(4)
Schweigert was familiar with Fenstermaker’s background from previous business dealings in which they had worked together, including the 1996 Chapter 11 bankruptcy of a company called Work Recovery, Inc. (Schweigert served as the bankruptcy trustee in that case, and Fenstermaker worked for a company that was a significant investor in Work Recovery, Inc.)

Reasons for Filing for Bankruptcy

The Trustee, in his Disclosure Statement for Trustee’s Amended Plan of Reorganization Dated October 30, 2001 (the “Disclosure Statement”) (see Exhibit 2.2 hereof), set forth various factors that adversely affected SFG’s financial condition and ultimately caused it to file for bankruptcy.

1. High Cost of Funds.

The high cost of issuing FRI Certificates contributed substantially to SFG’s financial difficulties. As of the date of the Chapter 11 Filing, SFG had issued $96.7 million in FRI Certificates, had repaid $32.2 million in principal and $16.8 million in interest, and had accrued an additional $13.8 million in interest. SFG also incurred substantial additional expenses relating to the issuance of FRI Certificates, such as brokers’ fees and trustee’s fees. These costs, combined with the interest paid on FRI Certificates, resulted in an effective cost of funds of over 25%, essentially equal to the effective interest rate SFG could recover on its consumer loan portfolio.

The adverse impact of the high cost of funds was cumulative and compounding. Each year, SFG was forced to devote more of the new funds raised to cover losses and certificate redemptions, and less to the acquisition of additional interest-earning assets.

2. Collection Problems.

Because of SFG's focus on "sub-prime" loans, it experienced a high rate of delinquencies and defaults. The rate of loss in 1994 through 1996 was typical for the industry. Thereafter, SFG experienced a materially higher loss rate. The increase in losses was caused in substantial part by serious defects in SFG's computer loan tracking system. Specifically, software acquired by SFG in 1997 never functioned properly and was not able to consistently provide an accurate report of loan delinquencies. As a result, SFG's collection employees were unable to quickly deal with delinquencies as they occurred.

3. October, 1999 Sale of SFG to Stevens.

In October of 1999, SFG and Stevens acquired from Damian and Susan Sinclair all issued stock in SFG for a total purchase price of $14.5 million. SFG paid $9.5 million of the purchase price with $5 million in cash, $3.7 million in the form of a promissory note secured by consumer loans, and $800,000 by canceling a mortgage owed to SFG by Damian Sinclair. Prior to December 1999, SFG "paid" the $3.7 million note by transferring the consumer loan collateral to Mrs. Sinclair. After the transfer, SFG continued to collect the loans as servicing agent for Mrs. Sinclair.

The Trustee believed that the $9.5 million paid by SFG for partial ownership of its own stock substantially exceeded the value of the stock. More importantly, the stock transaction was of no benefit to SFG and removed $5 million in cash, $3.7 million in consumer loan portfolio, and $800,000 in long-term mortgage assets from SFG (over 18% of SFG's cash and invested assets).

4. Other Transactions with Affiliates.

SFG's financial condition was also significantly weakened by a number of other transactions with Damian Sinclair, Patrick Robarge (“Robarge”) (the operations manager of SFG) and Stevens and their affiliates. The following summarizes some of these transactions.

a. Prepaid Fees and Loans to Management Companies and Other Affiliates.

From 1995 through 1999, SFG paid or prepaid almost $7 million in servicing fees to Sinclair Management Services, Inc. (“Sinclair Management”), a company owned by Damian Sinclair. In October of 1999, Sinclair Management's service agreement was canceled, and Stevens Management Services (“Stevens Management”), owned by Stevens, assumed servicing responsibilities. According to SFG's audited financial statements, fees prepaid to Sinclair Management would be refundable to the Company in the event the agreement was terminated. However, upon termination of the servicing agreement, Sinclair Management had no business operation and virtually no assets to repay over $5.4 million in refundable fees and advances by SFG to Sinclair Management prior to the termination.

Similar transactions occurred under Stevens’ ownership. SFG's schedules filed in the bankruptcy proceedings listed a receivable of $4,437,423 from Stevens Management arising from advances made to cover operating expenses. However, like Sinclair Management, Stevens Management had virtually no assets from which to repay the advances.

This practice of prepaying fees and making advances to affiliated companies permitted SFG's principals to receive substantial amounts of compensation (through their affiliated companies) not reflected in SFG's financial statements or prospectuses.

b. Sale of Computer System.

In February of 2000, SFG agreed to sell its loan servicing software and related computer systems to Stevens Management for $4,284,674. Stevens Management executed a promissory note for the purchase price. As of May 31, 2001, Stevens Management was indebted on the note in the amount of $4,446,225, including accrued interest.

In addition to the transactions referenced above, the Trustee’s Disclosure Statement also references various other transactions involving prepaid fees or advances to companies owned by either Stevens or Robarge. Altogether, SFG’s books at the time of the bankruptcy showed obligations totaling over $35 million as being owed to SFG by companies owned by Damian Sinclair, Stevens, or Robarge.

5. Inaccurate Financial Reporting.

According to the Disclosure Statement, SFG was able to perpetuate the sale of FRI Certificates, and thus worsen its financial condition, by disseminating financial statements that suggested it was in good financial health. In retrospect, these financial statements grossly overstated SFG's net worth based upon a series of affiliate transactions with little or no substance.

6. Cease and Desist Order.

During 1998 and 1999, SFG was under continual investigation by the Missouri Securities Division investigating whether securities law violations had occurred in connection with the sale of FRI Certificates. On January 5, 2001, the Missouri Securities Commissioner entered a cease and desist order, requiring SFG to cease the sale of all securities, including FRI Certificates. The cease and desist order was subsequently modified, but SFG agreed to cease future sales of FRI Certificates.

The cease and desist order left SFG with an increasing number of FRI Certificates maturing and with no practical method to raise the funds to pay these maturities or continue the acquisition of new consumer loans.

Plan of Reorganization

After analyzing the then-current state of the debtor (SFG) the Trustee determined that the only opportunity for SFG’s creditors to recover a significant portion of their claims was to reorganize SFG. The Trustee determined that a reorganized company that focused on SFG’s core business (acquiring and servicing sub-prime automobile loans) gave creditors the best chance of recouping some or all of their losses.

The Trustee filed a Plan of Reorganization (the “Plan”) with the Bankruptcy Court on August 31, 2001, which was subsequently amended on October 30, 2001. The Plan provided for the formation of the Company, the subsequent merger of SFG into the Company, and the assumption of the assets and liabilities of SFC and SFC Trust by the Company. In developing the Plan, the Trustee and the Court-appointed Creditors’ Committee concluded that the ultimate success of the Plan was highly dependent on attracting and keeping a strong, experienced management team. The Plan, therefore, included the granting of up to 1,000,000 shares of the Company’s common stock to key management personnel in order to attract and retain the desired management team.

The Plan also provided for the continuation of SFG’s U.S. consumer loan business through the formation of a joint venture, which was to be called Venture Funding Resources, Inc. (“VFR”), between the Company and Innovative Financial Resources, Inc. (“IFR”), a Springfield, Missouri-based consumer finance company. The Plan envisioned that the Company’s initial contribution to the joint venture would be funded in part by approximately $6 million of the approximately $8 million the bankruptcy estate anticipated receiving in the settlement of claims it asserted against certain of the parties (“Potential Defendants”) to the bankruptcy. The Potential Defendants included former owners and officers of SFG, companies related to SFG through common ownership, companies owned by a former officer of SFG (Robarge), and other companies and professional firms with which SFG conducted business.

The Plan allowed for SFG’s creditors to choose one of two options: (1) exchange their debt for shares of preferred stock (to be held for their benefit in the Freedom Financial Group I Statutory Trust) and common stock of the reorganized company (“Participating Creditors”) or (2) settle their debt for approximately $0.04588 per dollar (“Non-Participants”). The Plan further stipulated that all prior ownership interests in SFG would be cancelled. SFG’s creditors voted overwhelmingly to approve the Plan, and on March 14, 2002, the Plan was confirmed by order of the Bankruptcy Court.

In anticipation of settling a significant portion of SFG’s claims against the Potential Defendants, the Trustee, with the concurrence of the Company’s management, petitioned the Bankruptcy Court for, and was granted, SFG’s release from Chapter 11 effective January 1, 2003.

Shortly prior to January 1, 2003, SFG was merged into the Company, and on January 1, 2003, the Company issued 8,997,869 shares of redeemable convertible preferred stock to the Freedom Financial Group I Statutory Trust, a Delaware Statutory Trust, for the benefit of the Participating Creditors and 8,997,953 shares of common stock to the Participating Creditors. Shortly thereafter, the Company issued 970,000 shares of common stock to the Company’s new management group. Concurrent with the issuance of stock, the Company assumed the remaining assets and liabilities of SFC and SFC Trust. SCG became a subsidiary of the Company and was renamed as T.C.G.-The Credit Group Inc.

The grant of 970,000 shares of common stock to the Company’s new management group was a key reason as to why they agreed to participate in the reorganization and why they are still with the Company today. It also serves as an incentive for them to strive to make the Company profitable.

Approximately 35 of SFG’s creditors elected to be Non-Participants. The Company made payments totaling $35,646 to these Non-Participants in April 2003, in full settlement of their claims against SFG.

Federal and State Criminal Actions Against SFG’s Former Principals

Several federal and state criminal actions, which are detailed below, have been brought against Damian Sinclair, Susan Sinclair, Stevens, Robarge, and various other parties who were involved with SFG. None of the parties involved in those actions has had any involvement with the Company since the reorganization. Accordingly, we are adding the following material to this registration statement as historical information that has no relevance to the Company’s present management or operations.

Federal Actions:

The following represents a brief summary of allegations contained in a federal Superseding Indictment filed in November of 2003 in the U.S. District Court for the Western District of Missouri, Southern Division, Case # CR 03-03125-01-CR-S-GAF, styled “United States v. Damian Sinclair, Susan Wintermute a/k/a Susan Sinclair, and Clarence Stevens”:

Damian Sinclair (“Sinclair”) and his then-wife Susan Wintermute a/k/a Susan Sinclair (“Wintermute”) purchased SFG (then named First Financial Credit Corp.) in 1995. SFG sold unregistered securities -- FRI Certificates -- to investors to raise money to purchase sub-prime consumer installment loans. SFG would either sell these loans or keep them and service them through Sinclair Management, a company controlled by the Sinclairs.

In 1999, Sinclair and Wintermute sold SFG to its then President, Clarence Stevens (“Stevens”). As a result of this transaction, Sinclair and Wintermute obtained the following: $5 million in cash, a $5 million promissory note from Stevens, $3.7 million in consumer loans owned by SFG, and the forgiveness of an $800,000 debt that Sinclair owed to SFG. At the time of the sale, Sinclair Management owed $5 million to SFG.

Shortly after the sale, Sinclair and Wintermute used a portion of the proceeds from the sale of SFG (around $5 million) to purchase Northwest National Bank, a FDIC insured federally-chartered bank based in Gravette, Arkansas. They sought approval for the purchase of the bank from the Office of the Comptroller of the Currency (the “OCC”) by filing an Application for Change of Control in December of 1999. Sinclair and Wintermute allegedly made material omissions on the form by failing to disclose their interest in Sinclair Management, their relationship with SFG, or the fact that Stevens owed them $5 million. On or about March 1, 2000, the OCC approved the change in control, and the bank was renamed Sinclair National Bank (“SNB”).

Shortly after taking control of SNB, Sinclair and Wintermute arranged for SNB to begin buying large sums of sub-prime loans from SFG. By May of 2000, the OCC had become aware of the large volume of loans that SNB was acquiring from SFG, and began to question Sinclair’s and Wintermute’s relationship to SFG, Sinclair Management, and Stevens. In response to questions by the OCC about these relationships, Sinclair and Wintermute allegedly made various false statements about their interest in Sinclair Management. Allegedly they also presented to the OCC copies of a backdated purchase agreement dated, February 15, 2000, and related documents, which purported to evidence their sale and assignment of Sinclair Management, together with its $5 million debt owed to SFG, to an entity called Spartan Finance Company (which was controlled by Robarge). Eventually, in September of 2001, the bank failed and was placed in receivership with the FDIC. The loss to the federal Bank Insurance Fund was an estimated $4.4 million.

The November, 2003, federal indictment against Sinclair, Wintermute, and Stevens charged them with various felony counts related to their actions in regard to SNB, including conspiracy to make false statements to the OCC, obstruct an examination by the OCC, commit bank fraud, and misapply bank funds, all with the purpose of fraudulently obtaining control of a federally insured financial institution and using its assets to enrich themselves.

The following are the results of the federal charges:

(1)	The charges against Sinclair were dismissed due to his death in December of 2003.

(2)
Wintermute was convicted by a jury in August, 2004 of Conspiracy to Commit a False Statement (18 USC §371) and Making a False Statement (to the OCC) (18 USC §1001). She was sentenced in March, 2005, to two years probation and fined $5,000. Her case is currently on appeal in the 8th Circuit Court of Appeals.

(3)
Stevens was convicted by a jury in August, 2004 of Conspiracy to Commit Bank Fraud (18 USC §371), and was sentenced in March, 2005, to five years in prison, three years of supervised release, and ordered to pay $4.2 million in restitution to the FDIC. His case is currently on appeal in the 8th Circuit Court of Appeals.

Also indicted on federal charges, in April 2003, was Scott Pope, an in-house attorney for SFG who allegedly participated in the preparation of the backdated purchase agreement. On or about the same date, he pleaded guilty to a one-count federal criminal information charging him with conspiracy to obstruct the OCC’s examination of SNB.

State Actions:

In January of 2001, the Missouri Secretary of State and Securities Commissioner issued a cease and desist order against SFG, Stevens, Robarge, and various other parties for allegedly misrepresenting the financial condition of SFG to potential investors. This culminated in a joint investigation between the Missouri Secretary of State and the Missouri Attorney General into the operation of SFG, which ultimately led to the state indictments of Sinclair, Stevens, Robarge, and various other parties affiliated with SFG, for securities fraud and related offenses. The securities fraud counts against the various parties were related to the sale of FRI Certificates to investors through the use of fraudulent means, including: (i) creating financial statements, reports and promotional materials which misrepresented the true financial condition of SFG by inflating its assets, net worth and profitability; (ii) creating illusory receivables of little or no economic substance; and (iii) failing to disclose to investors financial information consolidating SFG and Sinclair Management, thus concealing substantial expenses and annual losses of the business. The related charges primarily involved making false or misleading statements in documents filed with the Missouri Securities Commissioner.

The following are the results of the state charges:

(1)
Scott Pope (the in-house lawyer for SFG) pleaded guilty in April, 2003, to two state felony charges of submitting false or misleading documents to investigators. On the state charges, Pope was granted probation on the condition that he continue to cooperate with state and federal investigations of SFG and its principals.

(2)
In September of 2003, a Greene County, Missouri, Grand Jury indicted Stevens on 24 felony counts of securities fraud (later consolidated into six counts) and six felony counts of making false or misleading statements. In September, 2004, a jury found Stevens guilty on five counts of making false or misleading statements (the sixth count was dismissed by the court), and not guilty on the six counts of securities fraud. He was sentenced to two years in state prison, which he is currently serving.

(3)	Sinclair was charged in September, 2003 with 24 counts of securities fraud. In December, 2003, he died while the case was pending.

(4)
Robarge was indicted in September, 2003, on 24 counts of securities fraud and 6 counts of making false or misleading statements. In May, 2005, as part of a plea agreement, he pleaded guilty to two felony counts of making false or misleading statements. Sentencing is set for July 29, 2005.

(5)
Douglas Hamilton, a former accountant for SFG, was indicted in September, 2003, on 24 counts of securities fraud, three counts of making false or misleading statements, and two counts of perjury. In November of 2004, pursuant to a plea agreement with the Missouri Attorney General, he pleaded guilty to one count of perjury (for falsely testifying before the Greene County grand jury) and one count of making a false or misleading statement (related to documents he filed with the Commissioner of Securities that contained false signatures and dates). He has not yet been sentenced.

(6)	Marc Braun, SFG’s outside counsel, was indicted by the Greene County Grand Jury on four counts of securities fraud and one count of making a false or misleading statement. His case is still pending.

Affiliations Between the Company’s Current Management and SFG’s Principals

Other than as indicated below, no members of the Company’s current management have any affiliation with Damian Sinclair (now deceased), Susan Sinclair and/or Clarence Stevens. James K. Browne was affiliated with those individuals in the past, but only by reason of the fact that he served as president and CEO of Sinclair Credit Group Co. (“SCG”), which was the Canadian subsidiary of SFG. (Subsequently, SCG was renamed “T.C.G.-The Credit Group Inc.,” and continues to operate today as the Canadian subsidiary of the Company.) Browne had no involvement in the events which led to the criminal indictments referenced above, nor was he ever accused of such by any federal or state authority.

Emergence From Chapter 11 Reorganization

As of January 1, 2003, the Company had reached settlement agreements with certain Potential Defendants which required the payment to the Company of cash and certain assets totaling approximately $3,380,000. Also as of January 1, 2003 the Company had two bankruptcy related claims which had not yet been settled. The first of these claims was valued at $450,000 on the Company’s January 1, 2003 consolidated balance sheet (the “opening balance sheet”) and the second claim was valued at $6,000,000. The Company’s actual consolidated net assets at January 1, 2003 and the net assets envisioned in the Plan of Reorganization immediately upon emergence from bankruptcy were as follows:

	Actual	Plan of
	January 1, 2003	Reorganization

Cash	$2,572,298	$6,800,000
Finance Receivables, net	1,432,282	7,000,000
Cash Settlements Receivable	2,273,295	—
Settlement Assets Receivable	1,106,723	—
Assets Receivable Under Pending Claims	6,450,000	—
Intangible Assets	538,576	—
Other Assets	220,633	50,000

Total Assets	14,593,807	13,850,000

Less Current Liabilities	793,807	50,000
Net Assets	$13,800,000	$13,800,000

As of January 1, 2003 significant uncertainty existed as to when and how much the Company would ultimately collect from its pending claims. At about the same time, it was becoming apparent to management that IFR, the joint venture partner, would be unable to meet its commitments to the joint venture, namely raising up to $10,000,000 in private placement funding.

Due to the Company’s opening balance sheet being significantly different from the Plan of Reorganization, the uncertainty surrounding the pending claims and the status of the proposed joint venture, management and the Board of Directors re-evaluated the Company’s business strategy as initially developed in the Plan of Reorganization. This re-evaluation led to the following determinations:

(1)	IFR would be unable to fulfill its obligations to the joint venture and therefore the Company was better off terminating the joint venture.

(2)
It would be in the best interests of the Company to terminate certain loan servicing agreements with Eagle Financial Solutions, Inc. (“EFS”), under which EFS performed account collection activities for loans owned by the Company and for the Company to assume all loan servicing and collection activities on its own behalf. EFS was related to IFR through common ownership.

(3)	The Company did not have sufficient working capital to carry out the business plan as originally contemplated in the Plan of Reorganization.

(4)	Unless the Company realized $4,000,000 or more from its pending claims, it would be in the best interests of the Company’s preferred stockholders to liquidate the Company.

(5)	TCG was able to carry on its business as it had throughout the reorganization period.

(6)
The Company should (i) reduce expenditures to the extent possible, and (ii) focus the majority of its efforts on resolving the pending claims, collecting assets due to the Company under previously reached settlement agreements, and converting non-earning and long-term assets into cash.

Throughout 2003 and the first half of 2004, the Company, with the exception of TCG (which continued its operations), focused its efforts on carrying out the steps outlined above.

During the first quarter of 2003 the Company received the following assets, in accordance with the terms of certain settlement agreements with Potential Defendants.

Cash	$2,273,295
Notes Receivable	724,696
Finance Receivables	213,027
Real Estate	169,000

Total	$3,380,018

During 2003 the Company sold the acquired finance receivables and real estate in cash transactions with third parties (see Exhibits 10.5, 10.6, and 10.7). The Company also received full payment of an acquired note receivable, in the principal amount of $469,000, plus interest, during August 2003.

During the second quarter of 2003 the Company provided legal notice to IFR of the joint venture’s termination. The termination was confirmed by order of the Bankruptcy Court on September 2, 2003. Concurrent with the termination of the joint venture, the Company terminated all loan servicing agreements with EFS and began servicing and collecting its own finance receivables.

On September 8, 2003, the Company settled one of its two pending claims. The Company received $462,500 in full settlement of its claims against Wolf Haldenstein Adler Freeman & Herz LLP, a New York-based law firm. The claim against the Wolf Haldenstein law firm arose from the fact that Damian Sinclair, who was a client of the law firm, had deposited with the law firm, as "prepaid legal fees," funds that he had received in the sale of farm land in November of 2001. He had purchased the farm land with approximately $800,000 of funds that he had borrowed from SFG some time prior to the sale of SFG to Stevens. This debt was forgiven when Stevens purchased SFG. The bankruptcy Trustee alleged that the forgiveness of the $800,000 loan to Damian Sinclair was a fraudulent transfer, and that any traceable proceeds from that loan, including the funds deposited with the law firm, belonged in the bankruptcy estate.

On June 9, 2004 the Company settled its other pending claim. On that date, the Company and BancInsure, an Oklahoma-based insurance carrier and provider of a Directors and Officers liability insurance policy to First Financial Trust Company ("FFTC"), entered into a settlement agreement under which BancInsure agreed to pay the Company $7,050,000 in settlement of all of the Company’s claims against FFTC and BancInsure. In accordance with the terms of the agreement, on August 13, 2004 the Company received $6,955,973, net of contingent legal fees.

This claim arose from the following circumstances: FFTC was a New Mexico based trust company that had guaranteed to repay the principal and interest on the FRI Certificates issued by SFG in the event of default by SFG. When SFG declared bankruptcy and defaulted on the FRI Certificates, FFTC failed to honor its guaranty. As a result, the bankruptcy Trustee, on behalf of the estate, filed a claim, and ultimately received a $15,000,000 judgment against FFTC and its officers. Unable to collect from FFTC, the Trustee instituted proceedings to collect the judgment from BancInsure through the Directors and Officers liability insurance policy it had issued to FFTC. BancInsure attempted to deny coverage, but ultimately settled and agreed to pay the Company $7,050,000, as described above.

Shortly after entering into its settlement agreement with BancInsure, the Company’s management and Board of Directors re-evaluated the Company’s business strategy in light of the Company having achieved its revised business strategy goals, specifically the receipt of sufficient funds from its settlement with BancInsure to allow the Company to move forward with a business plan, as opposed to liquidating the Company. This re-evaluation led to the business strategy described below.

Market and Competition

The Company operates in a highly competitive market. The automobile finance and general consumer finance markets historically have been served by a variety of financial institutions, including the captive finance affiliates of major automotive manufacturers1, banks, savings institutions, credit unions, independent finance companies and leasing companies. Many of these competitors have significantly greater experience and financial resources than the Company, and offer a wider variety of financing alternatives.

We compete for the purchase and origination of Installment Contracts which meet our underwriting criteria on the basis of emphasizing our personal relationships with our Customers, by delivering consistently high levels of service and providing fast response time to our Customers.

____________
1 This refers to finance companies created by automobile manufacturers to service the finance needs of their customers, such as GMAC for General Motors products and Ford Motor Credit Company for Ford Motor Company products.

Business and Growth Strategy

Our goal is to increase the Company’s profitability and create long-term shareholder value through the following strategies:

1.  Targeted Market and Product Focus: We target the sub-prime automobile financing market. The Company’s primary focus is establishing a point-of-sale automobile financing program (whereby the Company buys individual Installment Contracts at the time of the automobile sale) through select independent dealers of pre-owned automobiles in certain geographic markets. Our point-of-sale automobile financing program is currently marketed in Missouri, Illinois, Kansas, Oklahoma and Tennessee; and in the Canadian provinces of Manitoba and Alberta through our wholly-owned Canadian subsidiary, TCG. As of December 31, 2004 approximately 45% of our Installment Contracts portfolio was comprised of automobile-secured Installment Contracts. As of March 31, 2005 approximately 61% of our Installment Contracts portfolio was comprised of automobile-secured contracts and as of June 30, 2005 this percentage was 72%.

Our strategy is to increase the volume of Installment Contracts we acquire through our point-of-sale automobile financing program. We anticipate achieving an increase in volume through expansion of our financing program in the geographic regions we currently serve and through marketing of our program in selected new regions including Indiana and Saskatchewan. Through adherence to our business plan we anticipate that as of December 31, 2005 approximately 90-95% of our contracts receivable portfolio will be comprised of automobile-secured contracts. We believe that by selectively acquiring sub-prime Installment Contracts from independent used car dealers through our point-of-sale automobile financing program we can achieve relatively high yields while maintaining a manageable level of risk in our portfolio.

In the past, the Company’s Canadian subsidiary, TCG, has acquired other types of Installment Contracts, including small ticket leases1, loans secured by home appliances and other consumer goods, and loans for bulk food purchases. While we anticipate TCG will continue to acquire such Installment Contracts, over time these types of Installment Contracts will comprise a steadily declining share of our overall portfolio. TCG’s future marketing efforts and resources will be primarily utilized towards generating growth in their point-of-sale automobile financing program.

The Installment Contracts we have acquired and that we anticipate continuing to acquire through our point-of-sale automobile financing program have the following general characteristics: a) principal balances between $5,000 and $15,000; b) maturities between 24 months and 48 months; c) interest rates at or near the maximum allowable by law, typically between 16% and 25%; d) obligors with credit scores between 475 and 575; e) loan-to-value ratios between 100% and 110%; and f) secured by vehicles two to eight years old. Independent dealers of pre-owned automobiles that generate Installment Contracts with characteristics similar to those in the preceding sentence are, and will continue to be, the primary focus of our marketing efforts and resources.

____________
1“Small ticket leases,” as defined by the Company, consist of consumer and small business lease contracts in amounts up to $25,000. These contracts are secured by a wide variety of merchandise including computers, electronics, office furniture, signage and display units and restaurant equipment and are acquired through a network of leasing brokers who work on behalf of various merchants and their customers.

2.  Expansion of Dealership Customer Base: We have established relationships with a number of independent used car dealers, sales merchants and lease brokers in the regions in which we conduct our business. Our strategy requires us to increase the number of these Customers with which we do business and increase the volume of Installment Contracts we acquire from these Customers.

3.  Personalized Dealer Service Approach: We provide a high level of service to our Customers by fostering personal relationships between our Business Development Representatives and our Customers’ personnel. We further this personal approach by designating specific members of our underwriting department to work with specific Customers. This approach allows our Customers to work with the same underwriter over and over again. Generally, our Business Development Representatives live in proximity to the Customers with which they work, such that they are able to make regular personal visits to our Customers to answer questions, resolve issues and facilitate business between the Customers and the Company.

4.  Computerized Information Systems: Our business strategy includes implementation of state-of-the-art computer information systems. We believe that computer information systems can be a critical factor in the success of specialized consumer finance companies. We are currently evaluating loan accounting, servicing and collections software systems provided by ParaData and Megasys. Although we have not signed a definitive agreement, we anticipate installing one of these two systems during the second half of 2005. We also anticipate installing a “front-end” underwriting software system in the second half of 2005 or early 2006. This system will be fully integrated with our loan accounting and collections software and will:

(1)	allow the Company to receive credit applications directly into the system without the need for manual data entry;
(2)	automatically obtain an applicant’s credit bureau report;
(3)	compute debt ratios and generate a preliminary underwriting decision based on our underwriting criteria;
(4)	route the application to the appropriate underwriter for final disposition; and
(5)	generate letters of approval, conditional approval and denial automatically and send them electronically to the Customer.

5.  Centralized Processes: We operate from two principal locations: Springfield, Missouri in the United States and Winnipeg, Manitoba in Canada. Substantially all of our underwriting, funding, servicing and collections activities are conducted from these two locations. By performing these functions from centralized locations, as opposed to multiple branch locations, we believe we can achieve operating efficiencies that will reduce our costs over time in comparison to our competitors.

6.  Adherence to Underwriting Guidelines: The Company has developed underwriting guidelines for each product that it believes will produce relatively high yields while maintaining a manageable level of losses. The Company’s underwriters are trained to follow these guidelines, and any exceptions to these guidelines must be approved by the Company’s senior management. We believe that strict adherence to our underwriting guidelines prevents the Company from acquiring as many Installment Contracts as it would be able to under a less strict policy of adherence. However, we believe the market of potential Installment Contracts to be acquired is large enough that declining to acquire Installment Contracts that do not meet our underwriting criteria does not significantly impact the number of Installment Contracts we actually acquire.

Our underwriting guidelines for Installment Contracts acquired in the United States through our point-of-sale program include the following criteria:

(1)	Maximum principal balance of $15,000;
(2)	Maximum contract maturity of 48 months;
(3)	Minimum annual percentage rate of 16.0%;
(4)	Maximum age of vehicle of eight years;
(5)	Borrower’s income no less than $1,500 per month;
(6)	Borrower’s debt-to-income ratio no greater than 45%;
(7)	Borrower must have a minimum of one year at current residence; and
(8)	Borrower must have a minimum of one year at current employer.

Our underwriting guidelines for Installment Contracts acquired in bulk transactions in the United States include the following criteria:

(1)	Borrowers must be currently employed;
(2)	Contracts can be no more than 15 days contractually past due at the time of acquisition;
(3)	All contracts must be at least three months old; and
(4)	Remaining contract maturities must be 30 months or less.

The purchase price the Company pays to acquire Installment Contracts in bulk transactions is typically between 65% and 82% of the outstanding principal balance acquired.  We price bulk transactions to achieve a minimum gross interest yield, as computed on the transaction as a whole, of no less than 45%. Note: pursuant to a vote of the Company's Board of Directors on July 21, 2005, the Company will no longer acquire Installment Contracts in bulk transactions in the United States. The Board has directed the Company's management to focus all of its efforts and resources on expanding the Company's point-of-sale automobile financing program. Several factors were considered by the Board in reaching this decision, among them: (a) the increasing volume of point-of-sale Installment Contracts being purchased by the Company; (b) the Company's inability to consistently consummate bulk transaction purchases; (c) the desire to conserve cash for purchasing point-of-sale Installment Contracts; and (d) the lack of profits being generated from the bulk transaction line of business.

Our underwriting guidelines for Installment Contracts acquired in Canada through our point-of-sale automobile financing program include the following criteria (stated in Canadian dollars):

(1)	Maximum principal balance of $25,000;
(2)	Maximum contract maturity of 48 months;
(3)	Minimum annual percentage rate of 16.9%;
(4)	Maximum age of vehicle of ten years;
(5)	Borrower’s income no less than $1,750 per month; and
(6)	Borrower’s debt-to-income ratio no greater than 45%.

Our underwriting guidelines for Installment Contracts acquired in Canada, other than through our point-of-sale automobile financing program, include the following criteria (stated in Canadian dollars):

(1)	Minimum principal balance of $1,000;
(2)	Maximum principal balance of $25,000;

(3)	Minimum contract maturity of six months;
(4)	Maximum contract maturity of 48 months;
(5)	Minimum annual percentage rate of 16.5%; and
(6)	Borrower must provide employment and residency history for the previous three years.

7.  Multiple Funding Sources: Maintaining liquidity will be a key to the ongoing success of our Company. Since January 1, 2003 the Company has funded the acquisition of its Installment Contracts with cash generated from its Canadian operations and from assets we acquired from the settlement of bankruptcy-related claims. The Company’s strategy is to cultivate multiple sources of funding so as to not be dependent upon a single source to meet its operating needs. The Company anticipates utilizing bank lines of credit, raising additional debt and equity capital, and obtaining secondary market financing through either the sale or securitization of its Installment Contracts over time. Factors we consider when determining whether to sell or securitize our Installment Contracts include, among others:

(1)	the current and anticipated cash requirements of the Company;
(2)	the anticipated sale price relative to the current outstanding principal balance;
(3)	whether or not the sale is expected to include the sale of servicing rights; and
(4)	the ability of the Company to meet its liquidity needs through other methods.

Operations

Regions:

We operate in the United States out of our corporate headquarters in Springfield, Missouri, and in Canada out of the headquarters of our wholly-owned subsidiary, TCG, in Winnipeg, Manitoba.

Business Development:

The Company intends to expand the number of Customers with which it conducts business. To achieve this goal the Company intends to recruit and train additional Business Development Representatives in selected target markets.

Our Business Development Representatives are responsible for improving our relationship with existing Customers and enrolling and educating new Customers to increase the number of Installment Contracts we acquire. The Company currently has three Business Development Representatives, all of whom are employees of the Company. Generally, our Business Development Representatives work out of home-based offices in the geographic territories in which they serve.

Our Business Development Representatives target selected Customers within their territory based upon the likelihood that the Customers can provide the Company with Installment Contracts that meet our underwriting guidelines. Business Development Representatives identify potential Customers through the following methods, among others: purchasing lists of automobile dealers in specific geographic regions, telephone prospecting, requesting referrals from current Customers, and attending used car auctions. Prior to receiving Installment Contracts from a Customer, the Company performs a review of the Customer, its business and management. Once a Customer is approved, the Company enters into a non-exclusive agreement containing certain representations and warranties by the Customer about the Installment Contracts.

After the Customer relationship is established, the assigned Business Development Representative actively monitors the relationship to meet the Company’s objectives with respect to the volume of applications meeting the Company’s underwriting guidelines. Due to the non-exclusive nature of the Company’s relationship with its Customers, our Customers retain discretion to determine whether to solicit financing from the Company or from other sources. Business Development Representatives regularly telephone and visit our Customers to reinforce the Company’s objectives and to answer any questions they may have. We believe that the personal relationships our Business Development Representatives foster with our Customers’ management personnel play a significant role in creating and maintaining profitable working relationships with our Customers.

Underwriting and Purchasing of Installment Contracts

The point-of-sale underwriting process begins when a credit application is sent to us via the Internet or facsimile. The Company’s underwriters are assigned specific Customers so that the underwriter becomes familiar with the Customer and the Customer’s personnel always work with the same underwriter. Each credit application received by the Company is routed to the appropriate underwriter for processing. The underwriter, with the assistance of a team of loan processors, reviews the application, the consumer’s credit bureau report, the proposed structure and pricing of the contract and other relevant information to determine whether to approve, decline or make a counteroffer to the Customer. Each underwriter’s lending levels and approval authorities are established based on the individual underwriter’s credit experience and past performance.

Once a credit decision has been made, we send a response to the Customer via the Internet or facsimile specifying approval, denial or conditional approval. Conditional approval is based upon modification to the structure, such as an increase in the down payment, reduction of the term or addition of a co-signer. All approvals, whether conditional or not, are subject to the Company verifying the applicant’s income and employment.

If the Customer accepts the terms of approval, the Customer is required to deliver all of the necessary contract documentation to us. All contract documentation is received by our funding department and assigned to a funding specialist. The funding specialist audits the contract documentation for accuracy, completeness and consistency with the credit application and the underwriting approval. The funding specialist gives final approval once he/she concludes that the contract documentation meets our criteria. Upon final approval the contract documentation is forwarded to our accounting department. Our accounting department processes a wire transfer of funds directly into the Customer’s account or prepares a check and promptly sends it to the Customer. The completed contract file is then sent to our servicing department for processing.

From time to time the Company has purchased groups of Installment Contracts in bulk transactions consisting of between 10 and 50 Installment Contracts per group from independent automobile dealers. Installment Contracts acquired in bulk transactions were typically aged from three months to 12 months at the time they were acquired and were typically purchased at a discount of between 15% and 25%. Note: as referenced above, pursuant to a vote of the Companys Board of Directors on July 21, 2005, the Company will no longer acquire Installment Contracts in bulk transactions in the United States.

Servicing and Collections

We service all of the Installment Contracts we acquire. The servicing process includes collecting and processing payments, responding to borrower inquiries, maintaining our security interest in the collateral and repossessing and selling collateral when necessary.

We use periodic billing statements to serve as a reminder to borrowers that they have payments coming due. We believe this method is more effective in controlling delinquency, and therefore losses, than payment coupon books which are given to the borrower at the time the Installment Contract is acquired.

To expedite the collection process, we accept payments from borrowers in person, through the mail and through third party payment processing services. We are currently working to establish the ability to collect payments through direct debiting of borrower accounts and anticipate offering that capability to our borrowers beginning in late 2005. All payments, regardless of form, are processed by payment processing personnel. We charge late fees, where allowed by law, on any payment received after the expiration of the applicable grace period.

Our collections personnel typically are assigned specific Installment Contracts based on their delinquency, with more seriously delinquent Installment Contracts being assigned to those collectors the Company deems best able to work with the borrower to bring the Installment Contract current.

Generally, after a scheduled payment remains unpaid after 60 days the Company will initiate repossession of the collateral. However, if an Installment Contract is deemed uncollectible or if the collateral is in danger of being damaged, destroyed or made unavailable for repossession, the Company will initiate repossession of the collateral without regard to the length of payment delinquency. We typically subcontract collateral repossession to third parties that are in the business of collateral repossession on behalf of secured parties. After the collateral is repossessed, we send a letter to the borrower notifying him/her of our intent to sell the collateral unless the borrower cures the event of default within the time prescribed by law. If the event of default still exists after the applicable “right to cure period” has expired, the Company will prepare the collateral for sale. We sell substantially all repossessed automobiles through wholesale automobile auctions, and all other types of repossessed collateral through channels deemed appropriate by management.

Upon repossession and sale of the collateral, any deficiency balance remaining is pursued against the borrower as the Company deems practical and only to the extent permitted by law. Generally, we will pursue collection of a deficiency balance so long as it remains profitable for us to do so. Typically, this pursuit will average three to four months, but can last 18 months or more if a borrower continues to show a willingness to pay. If, after the Company’s attempt to collect the deficiency balance, a balance remains outstanding, we will give the account to a collection agency that specializes in hard to collect deficiency balance accounts. These collection agencies typically charge fees equal to a predetermined percentage of any amounts they collect.

It is our policy to reverse all accrued interest receivable on Installment Contracts 91 days or more contractually past due. All Installment Contracts 121 days or more contractually past due are charged off. After an Installment Contract is charged off, we attempt to collect the deficiency balance. These efforts include contacting the borrower directly, seeking a deficiency judgment through a small claims court or through exercise of other legal remedies as may be appropriate. In some cases, particularly where recovery is believed to be less likely, the Installment Contract may be assigned to a collection agency.

In certain unusual circumstances, the Company may offer credit-related modifications or extensions to a borrower. These modifications and extensions are offered only when the Company believes that the borrower’s financial difficulty has been resolved or will no longer impair the obligor’s ability to make future payments as they become due.

Marketing and Advertising

The Company’s marketing efforts are directed primarily towards independent automobile dealers and to a lesser extent towards leasing brokers and other originators of retail installment contracts. The Company performed a limited amount of telephone prospecting of automobile dealers, primarily in St. Louis, Chicago and Kansas City, during 2004. At the end of 2004 the Company hired a Marketing Manager to expand our marketing efforts. Over the course of 2005 we anticipate:

(1)	expanding our telephone prospecting activities to include additional geographic regions;
(2)	installing a computerized sales prospecting and forecasting software system;
(3)	increasing our visibility throughout the industry; and
(4)	developing a set of standardized marketing tools for use by our Business Development Representatives.

The Company presently does an insignificant amount of traditional advertising (i.e. radio, television, newspaper and magazine) and has no plans to change its utilization of such methods in the near future.

The Company solicits Customers for its direct loan program in Canada primarily through direct mailings to current or former borrowers who have a favorable payment history with the Company.

Taxation

FFG has approximately $27,000,000 of net operating loss carryforwards as of December 31, 2004 available to offset future United States federal corporate income taxes. FFG and TCG utilize a basic cost-sharing agreement to minimize TCG’s taxable income.

Employees

The Company employs personnel experienced in all areas of loan acquisition, documentation, collection and administration. At December 31, 2004 the Company had 23 full-time, and one part-time, employees, none of whom were covered by collective bargaining agreements. We believe we have good relationships with our employees.

Government Regulation

The Company is subject to regulation, supervision and licensing under various federal, state, provincial and local statutes, ordinances and regulations. The Company is required to comply with the laws of those states and provinces in which it conducts operations. We believe that we are in compliance with these laws and regulations.

Consumer Protection Laws

When the Company acquires an Installment Contract, it creates a creditor/debtor relationship between the Company and the consumer who executed the Installment Contract. There are numerous federal and state laws and regulations that are designed to protect consumers such as those with whom the Company has a creditor/debtor relationship. The following is a brief description of several of these laws:

(1)
The Fair Debt Collection Practices Act prohibits third-party debt collectors from employing deceptive or abusive conduct in the collection of consumer debts incurred for personal, family or household purposes. Such collectors may not contact debtors at odd hours, subject them to repeated telephone calls, threaten legal action that is not actually contemplated, or reveal to other persons the existence of debts. The Act generally does not apply to creditors who, using their own name, are collecting on debts owed to them.

(2)
The Truth in Lending Act requires consumer credit institutions to provide customers with accurate written information about the cost of credit, including the annual percentage rate charged and the finance charges added to the loan. Sufficient information must be provided to allow the consumer to make a valid comparison of different lending institutions' credit terms.

(3)
The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved and the reason for the rejection.

(4)
The Fair Credit Reporting Act protects information collected by consumer reporting agencies such as credit bureaus. Information in a consumer report cannot be provided to anyone who does not have a purpose specified in the Act. Companies that provide information to consumer reporting agencies have specific legal obligations, including the duty to investigate disputed information. Under this Act credit providers are required to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency.

(5)
The Gramm-Leach-Bliley Act (“GLB Act”) governs the handling of consumer financial information. Under the GLB Act, financial institutions have restrictions on when they may disclose a consumer's personal financial information to nonaffiliated third parties. The GLB Act grants consumers the ability to opt-out of the disclosure of their financial information to most nonaffiliated third parties, subject to certain exceptions. In addition, the GLB Act requires financial institutions to provide notices to customers about its privacy practices and policies.

(6)
Federal Trade Commission (the “FTC”) rules limit the types of property a creditor may accept as collateral to secure a consumer obligation, and its holder in due course rule provides for the preservation of the consumer’s claims and defenses when a consumer obligation is assigned to a holder. With respect to used vehicles specifically, the FTC’s rule on Sale of Used Vehicles requires that all sellers of used vehicles prepare, complete and display a Buyer’s Guide which explains any applicable warranty coverage for such vehicles.

(7)
The Soldiers’ and Sailors’ Civil Relief Act requires lenders to reduce the interest rate charged on each loan to customers who have subsequently joined, enlisted, been inducted or called to active military duty.

(8)
The Electronic Funds Transfer Act prohibits creditors from requiring customers to repay a loan or other credit by electronic funds transfer (“EFT”), except in limited situations which do not apply to us. We are also required to provide certain documentation to our customers when an EFT is initiated and to provide certain notifications to our customers with regard to preauthorized payments.

In addition to the federal laws listed above, most states have their own versions of consumer protection laws as well as laws that specifically govern consumer installment contracts for motor vehicles and other goods. Many of these laws impose finance charge ceilings, restrictions on late fees, default charges, and other fees that may be charged, and require contract disclosures in addition to those required under federal law. TCG is subject to similar consumer protection laws in Canada. In some cases these provisions, if violated, could affect the Company’s ability to enforce the Installment Contracts it purchases or originates.

RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this registration statement.

Accumulated Deficit and Operating Losses

The Company had a substantial accumulated deficit as of December 31, 2004 of $1,731,382 and cumulative operating losses of $2,278,756 over the two year period ended December 31, 2004. As of March 31, 2005, the accumulated deficit was $2,019,724. We can give no assurances that the Company will show an operating profit at any time in the future. If the historical losses continue for a protracted period, the Company could become unable to continue as a going concern.

Need for Additional Financing

Based upon the Company’s business strategy, we may not be able to meet our cash requirements over the next 12 months. The Company is actively pursuing debt and/or equity financing to meet these cash requirements, but it has no commitment for such additional financing. The Company’s continued operations beyond 2005 will depend upon future operating cash flows, if any, and the availability of significant future equity and/or debt financing. We can give no assurance that the Company will be able to generate sufficient operating cash flows or be able to obtain additional financing on terms satisfactory to the Company.

Uncertain Return of Investment

An investment in our equity securities is subject to a high degree of risk. No one should purchase our equity securities that is not able to risk the loss of their entire investment.

Dependence on Key Personnel

The Company is dependent upon the services and business expertise of its three executive officers. The loss of any one of these individuals could have a material adverse effect on the Company. Mr. Fenstermaker has served the Company as President and Chief Executive Officer since June 2001. Mr. Daniel F. Graham joined the Company as Chief Financial Officer in January 2002. Mr. James K. Browne has been President and Chief Operating Officer of the Company’s Canadian subsidiary, TCG, since its inception in September 1997. Mr. Fenstermaker has an employment agreement with the Company which allows him to terminate the agreement with 30 days’ written notice to the Company. Messrs. Graham and Browne do not have employment agreements with the Company.

The Company believes that its future success will depend upon its ability to attract and retain skilled and knowledgeable management and operations personnel. We can give no assurance that the Company will be successful in retaining key employees or in securing the services of other qualified personnel.

No Dividends

The Company has never paid dividends on its common stock and does not anticipate paying dividends for the foreseeable future. The Company’s Certificate of Incorporation prohibits the Company from paying dividends on its common stock so long as preferred stock remains outstanding. The Company intends to use any income generated from operations to (i) fund future growth of the Company and (ii) redeem its preferred stock. After the redemption or conversion of all preferred stock, payment of dividends on our common stock in the future would depend upon the Company’s profitability at the time, the amount of cash available to pay dividends, and other factors.

Installment Contract Prepayment and Default

Our results of operations, financial condition, cash flows and liquidity depend, to a material extent, on the performance of the Installment Contracts we acquire. A portion of the Installment Contracts we acquire will default or prepay. Default rates are adversely affected by, among other things, economic slowdowns which typically tighten consumer household liquidity. In the event of default, the collateral value, if any, may not cover the outstanding contract balance and the costs of recovery. We maintain an allowance for credit losses which reflects management’s estimate of probable credit losses that can be reasonably estimated. If the allowance is inadequate, then we would recognize as an expense the losses in excess of such allowance, and our results of operations could be adversely affected.

Risks Related to Business Expansion

The Company’s ability to accomplish its goals, including the ability to significantly grow the business, is dependent upon the successful implementation of its business strategy. The single most important factor in growing the business will be our ability to attract new Customers.

The Company’s business strategy and expansion plans may place significant strain on the Company’s management, working capital, financial and management control systems, and staff. The failure of the Company to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional qualified personnel or failing to respond effectively to difficulties encountered during expansion could adversely affect the Company’s business, financial condition and results of operations. Although we have taken steps to ensure our management and financial systems and controls are adequate to address the Company’s current needs and are attempting to recruit and train additional staff, there can be no assurance that the Company’s systems, controls and staff will be adequate to sustain future growth.

Competition

The sub-prime and near-prime consumer finance industry is extremely competitive and highly fragmented. Lenders compete on pricing, contract terms, quality of credit accepted and on quality of service provided. Gross yields on sub-prime contracts are at a level that attract niche lenders to enter the market, which can negatively impact demand for our products. Likewise, an overall expansion of the supply of consumer credit can lessen demand for our products.

The Company competes against numerous competitors offering substantially the same products and services as the Company offers. Our competitors include: consumer finance companies of all sizes; local and regional banks and credit unions; and national and global banking and other financial institutions. Most, if not all of our competitors have a stronger market presence and may have significantly greater financial, marketing and advertising resources than the Company. Our ability to compete successfully will depend in large part on our relationships with our Customers and the willingness of our Customers to offer us Installment Contracts that meet our underwriting and pricing criteria. We can give no assurance that we will be able to successfully compete in the markets we target.

Reliance on Foreign Markets

A significant portion of the Company’s revenues and operating cash flows is generated from our Canadian subsidiary. Any adverse regulatory or economic conditions impacting the Canadian markets in which we compete could have an adverse effect on the Company’s results of operations, cash flows and financial condition.

Adverse Economic Conditions

We are a specialized consumer finance company whose activities are dependent upon acquiring motor vehicle and retail installment contracts. Our ability to acquire Installment Contracts in the markets in which we operate and to expand into additional markets is dependent upon the overall level of sales of used motor vehicles and other retail goods in those markets. A prolonged or significant downturn in these sales could have a material adverse impact upon us, our results of operations and our ability to implement our business plan.

The used motor vehicle industry, in particular, is sensitive to adverse economic conditions. Periods of rising interest rates, reduced economic activity or higher rates of unemployment generally result in a reduction in the sale of used motor vehicles and higher default rates on motor vehicle contracts. We can give no assurance that such economic conditions will not occur, or that such conditions will not adversely impact our results of operations.

No Active Trading Market for Our Stock

No established trading market currently exists for our securities. Although we may, in the future, attempt to have our securities quoted in the Pink Sheets and/or on the OTC Bulletin Board, there can be no assurance that an active market will develop, or if any such market does develop, that it will continue to exist. To the extent that brokerage firms act as market makers for our securities on the OTC Bulletin Board, they may be a dominating influence in any market that might develop, and the degree of participation by those firms may significantly affect the price and liquidity of our common and preferred stock. These firms may discontinue their market making activities at any time.  The prices at which our securities are traded in the market will be determined by these firms and by the purchasers and sellers of our securities, and may not necessarily relate to our assets, book value, results of operations or other established and quantifiable determinants of value. Securities quoted on the Pink Sheets and OTC Bulletin Board are often thinly traded, highly volatile and not followed by analysts. Consequently, investors may have difficulty reselling our securities.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto and other information included or incorporated by reference herein.

Overview

We are a consumer finance company primarily specializing in the acquisition, collection and servicing of sub-prime automobile loans purchased from independent used car dealers. We invest significant amounts of cash to acquire Installment Contracts. We generate cash over the terms of those Installment Contracts in the form of interest and principal payments we collect.

Our primary source of revenue is interest income generated from our portfolio of Installment Contracts.

The Company’s predecessor, SFG, filed for Chapter 11 bankruptcy on March 19, 2001. See Part I, Item 1, under the heading Reorganization of Predecessor Under Chapter 11 and also the Company’s Consolidated Financial Statements and the related notes thereto, found in Part F/S below.

As a result of the Company’s reorganization, the Company’s U.S. operations were suspended between March 19, 2001 and January 1, 2003. From January 1, 2003 through October of 2004, the Company engaged in limited operations.  Due to this lengthy period of suspended or limited operations, when the Company fully re-entered the U.S. marketplace in October of 2004 it was essentially as a “start-up” organization. We consider ourselves to be a “growth” company, in that our primary focus is on increasing the size of our Installment Contracts portfolio. Our goal is to grow our portfolio to a size such that the interest income generated from the portfolio is sufficient to provide consistent operating profits.

The Company’s primary focus is on acquiring sub-prime automobile loans from independent used car dealers. In addition, the Company’s Canadian subsidiary, TCG, has in the past acquired a variety of consumer Installment Contracts, including small ticket leases, loans secured by home appliances and other consumer goods, and loans for bulk food purchases. While TCG will continue to acquire these types of Installment Contracts, TCG’s primary focus is on acquiring sub-prime automobile loans from independent used car dealers. On a consolidated basis, the Company’s portfolio of outstanding finance receivables has been increasingly comprised of sub-prime automobile loans. The trend in the percentage of the Company’s finance receivables portfolio comprised of sub-prime automobile loans is as follows:

December 31, 2003	17%
December 31, 2004	45%
March 31, 2005	61%
June 30, 2005	72%

The Company is devoting the majority of its marketing resources and efforts to acquiring sub-prime automobile loans, and anticipates that this trend will continue over the coming twelve months.

Over the course of the next year, in addition to closely monitoring this trend, the Company’s management will be focused on the following:

(1)	Consistently acquiring an increasing volume of sub-prime automobile Installment Contracts that meet the Company’s underwriting guidelines;

(2)	Obtaining additional outside debt and/or equity financing to meet the Company’s future cash requirements;

(3)	Minimizing the credit losses in the Installment Contracts portfolio; and

(4)
Monitoring key performance measures, including cost per loan acquired, book-to-look ratio (computed as the number of contracts acquired compared to the number of credit applications received/reviewed), turnaround time for responding to credit applications submitted by dealers, and turnaround time for funding a loan package submitted by a dealer.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers the determination of the allowance for credit losses to involve a higher degree of judgment and complexity than its other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining an allowance for credit losses that management believes is adequate to absorb reasonably estimable probable losses in the Company’s portfolio of Installment Contracts. Management’s determination of the adequacy of the allowance for credit losses is based on periodic evaluations of the Company’s portfolio of finance receivables and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, value of collateral, the amount and timing of expected future cash flows on delinquent loans, estimated losses and general amounts for historical loss experience. The process also considers prevailing and expected future economic conditions, uncertainties in estimating losses and inherent risks in the Installment Contracts portfolio. All of these factors may be subject to significant change. To the extent actual outcomes differ from management estimates, additional provisions for credit losses may be required that would adversely impact our earnings in future periods.

The Company’s management evaluates the adequacy of the allowance for credit losses on a regular basis. This evaluation is based on a review of various quantitative and qualitative analyses. Quantitative analyses include the review of all loans charged-off by asset class, static pool analysis by month of acquisition and by dealer, review of delinquency trends, and analysis of the historical cumulative losses in the portfolio. Other quantitative analyses include a review of the current delinquency ratios and an analysis of the relative size of each asset class in relation to historical amounts. Qualitative analyses include an assessment of prevailing and anticipated economic conditions, trends in deficiency balance collections, trends in the number of loan modifications and extensions, trends in average borrower credit scores and trends in the percentage of balances recovered through sale of collateral. The analysis of the adequacy of the allowance for credit losses is dependent upon effective quantitative and qualitative analyses, some of which are inherently subjective as they require estimates that are susceptible to significant revision as more information becomes available.

Selected Financial Data for the Years Ended December 31, 2004 and 2003

The following table presents selected information regarding our operations and financial condition during the past two fiscal years. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto, included in Part F/S, and with Management’s Discussion and Analysis of Financial Condition and Results of Operations:

	2004	2003
Consolidated Summary of Operations:
Interest income	$1,141,690	$573,514
Recovery of charged-off finance receivables	156,481	222,003
Other income	99,318	143,212
Total revenues	1,397,489	938,729

Provision for credit losses	187,030	215,728

Net revenues after provision for credit losses	1,210,459	723,001

Operating expenses	2,211,178	2,001,038

Operating loss	(1,000,719)	(1,278,037)

Non-operating income / (expense)	1,016,995	(469,621)

Income (loss) before income taxes	16,276	(1,747,658)

Income taxes	—	—

Net income / (loss)	$16,276	$(1,747,658)

Earnings per share, basic and diluted	$0.00	$(0.18)

Consolidated Summary of Financial Condition:
Installment Contracts receivable, net	$4,090,708	$2,015,439
Total assets	$13,310,925	$12,822,005

Total liabilities	$439,249	$219,413
Total stockholders' equity	$12,871,676	$12,602,592

Other Selected Data:
Installment Contracts acquired during the year (total principal amount)	$5,980,378	$3,001,978
Purchase price of Installment Contracts acquired	$5,156,281	$2,701,439
Percentage of dollar amount paid to principal balance acquired	86.2%	90.0%
Number of Installment Contracts acquired during the year	1,748	1,155
Average principal balance acquired	$3,421	$2,399

Results of Operations and Comparison for the Years Ended December 31, 2004 and 2003

Our total revenues for 2004 were $1,397,489, a 49% increase over 2003 total revenues of $938,729. This increase is attributable to an increase in interest income of $568,176 offset by a $65,522 decrease in recoveries of charged-off finance receivables and a $43,894 decrease in other income. Interest income of our Canadian subsidiary, TCG, increased $257,354, from $479,219 during 2003 to $736,573 during 2004 - an increase of 54%. This increase resulted from an increase in TCG’s average contracts receivable outstanding during 2004 compared to 2003. Our domestic interest income increased by $310,825, from $94,295 during 2003 to $405,117 during 2004 - an increase of 330%. This increase resulted from an increase in the Company’s average contracts receivable outstanding during 2004 compared to 2003.

Our consolidated provision for credit losses decreased from $215,728 in 2003 to $187,030 during 2004. During 2003 TCG determined that certain contracts receivable previously classified as performing were subject to charge-off. This determination resulted in a 2003 charge to our provision for credit losses of approximately $75,000. As the Company continues to acquire contracts receivable, and the average contracts receivable outstanding increases, we expect the charge to our earnings for credit losses will likewise increase.

Our operating expenses increased $220,140, from $2,001,038 during 2003 to $2,221,178 during 2004 - an increase of almost 11%. A summary of our operating costs follows:

	2004	2003	Percent Change

Salaries and benefits	$1,146,355	$962,040	19.2%
Professional fees	458,240	193,634	136.7%
Legal fees - pending claims	64,084	191,065	-66.5%
Reorganization costs	95,941	121,746	-21.2%
Trust administration	14,145	46,082	-69.3%
Servicing and collections	29,169	142,570	-79.5%
Other	403,244	343,901	17.3%
Total	$2,211,178	$2,001,038	10.5%

Salaries and benefits increased primarily as a result of employees hired during 2004 to fill new positions within the Company necessitated by the Company’s growth during 2004. Effective September 1, 2003 the Company terminated the outsourcing of its servicing and collection efforts and began performing those activities with its own employees. The payment of collection fees to the third party servicing agent was charged to servicing and collecting expenses. During the last four months of 2003 and during all of 2004, the salaries and wages paid to our collections personnel were charged to salaries and benefits expense. Only direct costs of servicing and collections activities paid to third parties was charged to servicing and collections expense during 2004.

Professional fees increased primarily as a result of $230,000 of investment banking fees incurred during 2004 for services performed by Milestone Advisors, LLC. Legal fees related to our previously pending claims against certain parties connected to the bankruptcy decreased from 2003 to 2004 due to one of the two claims being settled during 2003 and the second being settled in August 2004. Similarly, reorganization costs decreased from 2003 to 2004 as the level of activity related to the bankruptcy reorganization declined over the period from January 1, 2003 to December 31, 2004. Expenses for administration of the Freedom Financial Group I Statutory Trust were higher in 2003 than in 2004 due to initial start-up costs of the trust incurred during 2003. The on-going expenses related to administration of the trust are expected to be consistent with 2004.

Our growth plan, if achieved, will cause our operating costs to increase over time.

The Company’s consolidated statements of operations reflect non-operating income and expense items, which are not expected to recur in 2005 results, as follows:

	2004	2003

Gain on settlement of pending claims	$955,973	$12,500
Gain on settlement of note receivable	61,022	—
Gain on sale of real estate	—	56,455
Impairment of reorganization value recorded in excess of amount attributable to identifiable assets (goodwill)	—	(538,576)
Total non-operating income (expense)	$1,016,995	($469,621)

Selected Financial Data for the Three Months Ended March 31, 2005 and 2004

The following table presents selected information regarding our operations and financial condition during and as of the three months ended March 31, 2005 and 2004, respectively. This table should be read in conjunction with the Unaudited Consolidated Financial Statements, and the notes thereto, included in Part F/S and with Management’s Discussion and Analysis of Financial Condition and Results of Operations:

	2005	2004
Consolidated Summary of Operations:
Interest income	$451,976	$200,604
Recovery of charged-off finance receivables	28,046	42,278
Other income	29,051	21,825
Total revenues	509,073	264,707

Provision for credit losses	75,617	39,307

Net revenues after provision for credit losses	433,456	225,400

Operating expenses	722,947	459,574

Operating loss	(289,491)	(234,174)

Non-operating income / (expense)	1,149	—

Income (loss) before income taxes	(288,342)	(234,174)

Income taxes	—	—

Net income / (loss)	$(288,342)	$(234,174)

Loss per share, basic and diluted	$(0.03)	$(0.02)

Consolidated Summary of Financial Condition:
Installment Contracts receivable, net	$5,642,424	$2,178,829
Total assets	$12,829,367	$12,573,722

Total liabilities	$262,695	$243,744
Total stockholders' equity	$12,566,672	$12,329,978

Other Selected Data:
Installment Contracts acquired during the period (total principal amount)	$2,975,640	$1,045,672
Purchase price of Installment Contracts acquired	$2,707,908	$876,446
Percentage of dollar amount paid to principal balance acquired	91.0%	83.8%
Number of Installment Contracts acquired during the period	570	337
Average principal balance acquired	$5,220	$3,103
Acquisition cost per acquired Installment Contract (including allocated overhead)	$545	Not available
Monthly servicing cost per Installment Contract (including allocated overhead)	$38.54	Not Available

Results of Operations and Comparison for the Three Months Ended March 31, 2005 and 2004

Our total revenues for the three months ended March 31, 2005 were $509,073, a 92% increase over total revenues for the three months ended March 31, 2004 of $264,707.  This increase is attributable to increases in interest income of $251,372 and other income of $7,226, offset by a $14,232 decrease in recoveries of charged-off finance receivables.  Interest income from our United States based operations increased $193,714, from $44,850 during the three months ended March 31, 2004 to $238,564 during the three months ended March 31, 2005 - an increase of 432%.  This increase resulted from an increase in the Company’s U.S.-based average Installment Contracts receivable outstanding during the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  Interest income of our Canadian subsidiary, TCG, increased $57,658, from $155,754 during the three months ended March 31, 2004 to $213,412 during the three months ended March 31, 2005 - an increase of 37%.  This increase resulted from an increase in TCG’s average Installment Contracts receivable outstanding during the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

Our consolidated provision for credit losses increased from $39,307 for the three months ended March 31, 2004 to $75,617 for the three months ended March 31, 2005.  This increase is attributable to an increase in our Installment Contracts receivable outstanding at March 31, 2005 compared to March 31, 2004.  As the Company continues to acquire Installment Contracts, and the average Installment Contracts receivable outstanding increases, we expect the charge to our earnings for credit losses will likewise increase.

Beginning January 1, 2005 the Company began classifying its operating expenses as either acquisition costs, servicing costs or administrative costs. Acquisition costs include all direct marketing, business development and underwriting expenses, and an allocation of certain overhead costs. Servicing costs include all direct collections and servicing expenses and an allocation of certain overhead costs. Using these classifications the Company began determining its average acquisition cost per acquired Installment Contract and its average monthly servicing cost per serviced Installment Contract.

On a monthly basis, management has been monitoring its average acquisition cost per acquired Installment Contract and average monthly servicing cost per serviced Installment Contract since January 1, 2005. The Company’s average acquisition cost over the three months ended March 31, 2005 was approximately $545 per acquired Installment Contract. This average acquisition cost is significantly impacted by the Company’s book-to-look ratio. For the three months ended March 31, 2005, the Company’s book-to-look ratio in our U.S. point-of sale automobile financing program was 6.8%. Management is attempting to increase this ratio, and thereby reduce our average acquisition cost, by training our Customers to send the Company only those credit applications that have a high probability of being approved by us.

While the Company does not formally track our response time for responding to credit applications submitted by dealers or our response time for funding a loan package submitted by a dealer, we monitor these on a daily basis. Our goal is reduce these response times to better serve the needs of our Customers. We believe that reducing these response times will also reduce our overall costs of underwriting and funding. The Company is evaluating certain monitoring mechanisms that will allow us to precisely document and better monitor these times. We anticipate installing such mechanisms within the coming year.

The Company’s average monthly servicing cost per serviced Installment Contract during the three months ended March 31, 2005 was $38.54 per contract. Management anticipates that this average servicing cost per contract will decrease as the size of the portfolio of Installment Contracts increases due to efficiency gains and economies of scale. The Company does not pay affiliates to engage in collection efforts.

Our operating expenses increased $263,376, from $459,574 during the three months ended March 31, 2004 to $722,950 during the three months ended March 31, 2005 - an increase of 57%.  A summary of our operating costs follows:

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Percent Change

Salaries and benefits	$396,500	$278,336	42.5%
Professional fees	171,540	66,270	158.9%
Other	154,907	114,968	34.7%
Total	$722,947	$459,574	57.3%

Salaries and benefits increased primarily as a result of an increase in the number of persons employed by the Company during the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  This increase in number of employees was necessitated by the Company’s growth during calendar year 2004 and during the first quarter of 2005.  As the Company continues to grow we expect our salaries and benefits costs to increase, but anticipate that as a percentage of total revenues for these costs to decrease.

Professional fees increased $105,270 from the three months ended March 31, 2004 to the three months ended March 31, 2005.  This increase is attributable to an increase of $73,376 in legal fees and $30,580 in accounting fees, both primarily resulting from services rendered in connection with the Company’s initial registration with the United States Securities and Exchange Commission.  Other operating costs, which include, among other items, occupancy costs, licenses and taxes, depreciation, insurance, postage, supplies, communications, travel and stockholder relations increased primarily as a result of the Company’s growth during calendar year 2004 and the first quarter of 2005.

Our growth plan, if achieved, will cause our operating costs to increase over time.

Comparison of Financial Condition at December 31, 2004 and 2003

The Company acquired $5,980,378 and $3,001,978 of Installment Contracts during the years ended December 31, 2004 and 2003, respectively. We invested cash of approximately $5,129,000 and $2,631,000, respectively (including payments of dealer reserves and dealer holdbacks), to acquire these contracts. As a result of this increase in Installment Contract acquisitions, our portfolio of Installment Contracts, net of allowances for credit losses, increased from $2,015,439, net of an allowance for credit losses of $196,698, at December 31, 2003, to $4,090,708, net of an allowance for credit losses of $296,233, at December 31, 2004.

All of the Company’s Installment Contracts are held for investment and are recorded at their outstanding principal balances adjusted for unamortized purchase discounts and an allowance for credit losses. Discounts on purchased Installment Contracts are recognized as income over the respective contractual terms using methods that approximate the interest method. A summary of our Installment Contracts portfolio as of December 31, 2004 and 2003, respectively, follows:

	December 31, 2004			December 31, 2003
	United States	Canada	Total	United States	Canada	Total
Automobiles	$1,963,446	$220,064	$2,183,510	$216,419	$194,647	$411,066
Equipment leases	—	999,724	999,724	—	784,632	784,632
Bulk food	—	962,070	962,070	—	850,007	850,007
Home appliances	—	274,800	274,800	—	196,368	196,368
Other	—	485,736	485,736	—	164,150	164,150
Total	1,963,446	2,942,394	4,905,840	216,419	2,189,804	2,406,223

Less
Unearned discount	297,190	221,709	518,899	37,408	156,678	194,086
Allowance for credit losses	139,921	156,312	296,233	32,463	164,235	196,698
Net	$1,526,335	$2,564,373	$4,090,708	$146,548	$1,868,891	$2,015,439

Substantially all of the Installment Contracts we acquire are considered sub-prime and are subject to a high degree of risk of default by the obligors. In addition, with regard to automobile secured Installment Contracts, which make up an ever increasing percentage of our total portfolio, since the collateral is mobile, it can be difficult to locate and repossess it in the event of a default.

Charge-offs directly impact our earnings and cash flows. To minimize the amount of credit losses we incur, we monitor delinquent accounts, promptly repossess and remarket collateral, attempt to collect deficiency balances, and employ other servicing and collection techniques as we deem appropriate.

We calculate delinquency based on the number of days payments are contractually past due. The following table sets forth information with respect to the delinquency of our portfolio of Installment Contracts as of December 31, 2004 and 2003, respectively:

	December 31, 2004
	United States		Canada		Total
	Amount	Pct.	Amount	Pct.	Amount	Pct.

Installment Contracts	$1,963,446	100%	$2,942,394	100%	$4,905,840	100%

Period of delinquency:
30 - 59 days	$167,009	8.51%	$50,547	1.72%	$217,556	4.43%
60 - 89 days	60,788	3.10%	15,660	0.53%	76,448	1.56%
90 - 119 days	24,133	1.23%	21,434	0.73%	45,567	0.93%

Total	$251,930	12.83%	$87,641	2.98%	$339,571	6.92%

	December 31, 2003
	United States		Canada		Total
	Amount	Pct.	Amount	Pct.	Amount	Pct.

Installment Contracts	$216,419	100%	$2,189,804	100%	$2,406,223	100%

Period of delinquency:
30 - 59 days	$25,667	11.86%	$63,644	2.91%	$89,311	3.71%
60 - 89 days	—	0.00%	20,792	0.95%	20,792	0.86%
90 - 119 days	—	0.00%	32,214	1.47%	32,214	1.34%

Total	$25,667	11.86%	$116,650	5.33%	$142,317	5.91%

The following table sets forth information with respect to actual credit loss experience in our portfolio of Installment Contracts:

	Year Ended December 31, 2004			Year Ended December 31, 2003
	United States	Canada	Total	United States	Canada	Total

Installment Contracts, net of unearned discounts, end of year	$1,666,256	$2,720,685	$4,386,941	$179,011	$2,033,126	$2,212,137

Installment Contracts, net of unearned discounts, average during the year (1)	$820,265	$2,230,969	$3,051,234	$105,499	$1,752,392	$1,857,891

Gross charge-offs	$96,085	$136,562	$232,647	$23,710	$202,699	$226,409
Recoveries	11,172	123,298	134,470	—	44,237	44,237

Net charge-offs	$84,913	$13,264	$98,177	$23,710	$158,462	$182,172

Net charge-offs as a % of avg. contracts during the year	10.35%	0.59%	3.22%	22.47%	9.04%	9.80%

(1) - Average is based on month-end balances

Our allowance for credit losses was $296,233 at December 31, 2004 compared to $196,698 at December 31, 2003. We have decreased our percentage of allowance for credit losses in relation to our outstanding net Installment Contracts from 8.89% at December 31, 2003 to 6.75% at December 31, 2004. During 2004, we acquired a higher percentage of automobile secured Installment Contracts as compared to 2003. As a result, the percentage of automobile secured receivables in our Installment Contracts portfolio increased from 17% at December 31, 2003 to 45% at December 31, 2004. Historically, we have suffered lower credit losses on automobile secured contracts as compared to the other receivables in our portfolio, and therefore our allowance for credit losses related to automobile secured contracts is proportionally smaller. Based on the analyses we performed related to the allowance for credit losses as described above and under “Critical Accounting Policies, Judgments and Estimates,” we believe that our allowance for credit losses is adequate to cover probable losses that can be reasonably estimated as of December 31, 2004.

The following table sets forth the activity in the allowance for credit losses for the years ended December 31, 2004 and 2003, respectively.

	Year Ended December 31, 2004			Year Ended December 31, 2003
	United States	Canada	Total	United States	Canada	Total

Balance at beginning of year	$32,463	$164,235	$196,698	$20,942	$124,506	$145,448

Charge-offs	(96,085)	(136,562)	(232,647)	(26,329)	(200,080)	(226,409)
Recoveries	11,172	123,298	134,470	—	44,237	44,237

Net charge-offs	(84,913)	(13,264)	(98,177)	(26,329)	(155,843)	(182,172)

Provision for credit losses	192,372	(5,342)	187,030	37,850	82,878	120,728

Allocation of purchase discount	—	—	—	—	86,669	86,669

Effect of foreign currency translation	—	10,682	10,682	—	26,025	26,025

Balance at end of year	$139,922	$156,311	$296,233	$32,463	$164,235	$196,698

Comparison of Financial Condition at March 31, 2005 and December 31, 2004

The Company acquired Installment Contracts with outstanding principal balances totaling $2,975,640 during the three months ended March 31, 2005.  We invested cash of approximately $2,717,000 (including payments of dealer reserves and dealer holdbacks) to acquire these contracts.  As a result of these acquisitions, our portfolio of Installment Contracts, net of allowances for credit losses, increased from $4,090,708, net of an allowance for credit losses of $296,233, at December 31, 2004 to $5,642,424, net of an allowance for credit losses of $319,049, at March 31, 2005.

A summary of our Installment Contracts portfolio as of March 31, 2005 and December 31, 2004, respectively, follows:

	March 31, 2005			December 31, 2004
	United States	Canada	Total	United States	Canada	Total
Automobiles	$3,771,415	$227,397	$3,998,812	$1,963,446	$220,064	$2,183,510
Equipment leases	—	957,640	957,640	—	999,724	999,724
Bulk food	—	855,011	855,011	—	962,070	962,070
Home appliances	—	294,656	294,656	—	274,800	274,800
Other	—	449,516	449,516	—	485,736	485,736
Total	3,771,415	2,784,220	6,555,635	1,963,446	2,942,394	4,905,840

Less
Unearned discount	384,504	209,658	594,162	297,190	221,709	518,899
Allowance for credit losses	144,240	174,809	319,049	139,921	156,312	296,233

Net	$3,242,671	$2,399,753	$5,642,424	$1,526,335	$2,564,373	$4,090,708

The following table sets forth information with respect to the delinquency of our portfolio of Installment Contracts as of March 31, 2005 and December 31, 2004, respectively:

	March 31, 2005
	United States		Canada		Total
	Amount	Pct.	Amount	Pct.	Amount	Pct.

Installment Contracts	$3,771,415	100%	$2,784,220	100%	$6,555,635	100%

Period of delinquency:
30 - 59 days	$239,055	6.34%	$84,820	3.05%	$323,875	4.94%
60 - 89 days	37,007	0.98%	18,748	0.67%	55,755	0.85%
90 - 119 days	42,249	1.12%	14,238	0.51%	56,487	0.86%

Total	$318,311	8.44%	$117,806	4.23%	$436,117	6.65%

	December 31, 2004
	United States		Canada		Total
	Amount	Pct.	Amount	Pct.	Amount	Pct.

Installment Contracts	$1,963,446	100%	$2,942,394	100%	$4,905,840	100%

Period of delinquency:
30 - 59 days	$167,009	8.51%	$50,547	1.72%	$217,556	4.43%
60 - 89 days	60,788	3.10%	15,660	0.53%	76,448	1.56%
90 - 119 days	24,133	1.23%	21,434	0.73%	45,567	0.93%

Total	$251,930	12.83%	$87,641	2.98%	$339,571	6.92%

The following table sets forth information with respect to actual credit loss experience in our portfolio of Installment Contracts for the three months ended March 31, 2005:

	Three Months Ended March 31, 2005
	United States	Canada	Total

Installment Contracts, net of unearned discounts, end of period	$3,386,911	$2,574,562	$5,961,473

Installment Contracts, net of unearned discounts, average during the period (1)	$2,549,208	$2,602,273	$5,151,481

Gross charge-offs	$48,556	$41,328	$89,884
Recoveries	13,113	24,521	37,634

Net charge-offs	$35,443	$16,807	$52,250

Net charge-offs as a % of avg. contracts during the period	1.39%	0.65%	1.01%

(1) - Average is based on month-end balances

Our allowance for credit losses was $319,049 at March 31, 2005 compared to $296,233 at December 31, 2004.  We have decreased our percentage of allowance for credit losses in relation to our outstanding net Installment Contracts from 6.75% at December 31, 2004 to 5.35% at March 31, 2005. During the three months ended March 31, 2005 we acquired a higher percentage of lower credit risk Installment Contracts as opposed to 2004. As a result, our percentage of delinquent accounts decreased from 6.92% at December 31, 2004 to 6.65% at March 31, 2005; and more significantly, accounts 60 days or more past due decreased from 2.49% of our outstanding finance receivables at December 31, 2004 to 1.71% at March 31, 2005. We also accounted for the fact that our March 31, 2005 Installment Contracts portfolio is comprised of a higher percentage of automobile secured loans than at December 31, 2004, and that our recovery of deficiency balances on these loans tends to be higher than from other loans in our portfolio. Based on the analyses we performed related to the allowance for credit losses as described above and under “Critical Accounting Policies, Judgments and Estimates,” we believe that our allowance for credit losses is adequate to cover probable losses that can be reasonably estimated as of March 31, 2005.

The following table sets forth the activity in the allowance for credit losses for the three months ended March 31, 2005:

	Three Months Ended March 31, 2005
	United States	Canada	Total

Balance at beginning of period	$139,922	$156,311	$296,233

Charge-offs	(48,556)	(41,328)	(89,884)
Recoveries	13,113	24,521	37,634

Net charge-offs	(35,443)	(16,807)	(52,250)

Provision for credit losses	39,761	35,856	75,617

Effect of foreign currency translation	—	(551)	(551)

Balance at end of period	$144,240	$174,809	$319,049

Liquidity and Capital Resources

The Company began 2003 with $2,572,298 cash on hand and ended the year with $4,280,766. During 2003 the Company used $1,126,169 to fund its operating activities. Operating activities do not include payments made by the Company to acquire Installment Contracts or the collection of principal on these Installment Contracts. We invested approximately $2,631,000 to acquire Installment Contracts and collected principal payments on our Installment Contracts of approximately $2,418,000 during 2003.

Prior to January 1, 2003 the Company had reached settlement agreements with certain Potential Defendants. As a result of these agreements, during 2003 the Company received cash payments totaling $2,273,296 and certain notes receivable, finance receivables and real estate. The Company collected payments on the notes receivable totaling approximately $514,000 during 2003 and sold the finance receivables and real estate during 2003 for cash payments totaling approximately $234,000 and $213,000, respectively.

As of January 1, 2003 the Company had two pending claims against certain parties connected to the bankruptcy. One of these claims was settled during 2003 and the Company received $462,500 as a result.

Capital expenditures for 2003 totaled $233,951, of which $183,618 was used to purchase an office building for use by our subsidiary, TCG.

Also during 2003 we paid reorganization costs (primarily legal, accounting and trustee fees) of $655,078 which the Company assumed from the bankruptcy estate.

The Company began 2004 with $4,280,766 cash on hand and ended the year with $8,779,211. During 2004 the Company used $918,943 to fund its operating activities. Operating activities do not include payments made by the Company to acquire finance receivables or the collection of principal on these finance receivables. We invested cash of approximately $2,631,000 (including payments of dealer reserves and dealer holdbacks) to acquire contracts receivable and collected principal payments on our contracts receivable of approximately $3,398,000.

We collected principal payments on notes receivable we acquired during 2003 from certain Potential Defendants of $198,891 during 2004.

As of January 1, 2003 the Company had two pending claims against certain parties connected to the bankruptcy. One of these claims was settled during 2003. The second claim was settled during 2004 and the Company received $6,955,573 (net of contingent legal fees of approximately $105,000) as a result of the settlement.

Capital expenditures for 2004, primarily for computers, office equipment and software, totaled $64,973.

The Company had cash of $8,779,211 as of December 31, 2004 and $6,696,589 as of March 31, 2005. During the three months ended March 31, 2005 the Company used $553,408 to fund its operating activities. Operating activities do not include payments made by the Company to acquire finance receivables or the collection of principal on these finance receivables. During the three months ended March 31, 2005 we invested approximately $2,717,000 to acquire contracts receivable and collected principal payments on our contracts receivable of approximately $1,190,000.

Also during the three months ended March 31, 2005 we collected principal payments on notes receivable we acquired during 2003 from certain Potential Defendants of $12,624 and our capital expenditures totaled approximately $16,000, primarily for computers and related equipment.

The Company has received all of the assets it expects to receive from the bankruptcy proceeding and our related claims. There will be no impact on the Company’s liquidity during 2005 as a result of these or similar items. Likewise, we have satisfied all of our obligations to professionals who performed services connected to the bankruptcy and are no longer required to make such payments.

The Company has no material commitments for capital expenditures as of March 31, 2005. However, the Company anticipates making significant investments in its accounting, servicing and underwriting software over the next twelve months. The Company expects to spend approximately $160,000 upgrading these systems. We believe these investments will serve to strengthen our internal controls, allow us to quicken our response time to our Customers, provide management with improved reporting tools and fulfill our software needs for the foreseeable future.

The Company’s growth strategy requires the Company to increase its acquisitions of Installment Contracts. We intend to acquire Installment Contracts with principal balances totaling between $15,000,000 and $18,000,000 (roughly, between 2,500 and 3,000 Installment Contracts) during the next twelve months. We expect to pay between 92% and 96% of the outstanding principal balance for these Installment Contracts, or a total of $13,800,000 to $17,280,000. We expect to fund these acquisitions from a combination of internally generated cash flow, bank lines of credit and additional equity capital. We can give no assurance that we will be able to secure such additional financing on terms acceptable to us.

During the fourth quarter of 2004 we engaged in discussions with certain third party investment groups in an attempt to raise up to $4,000,000 in equity financing through the sale of our common stock in a private offering. In connection with these contemplated transactions we engaged Milestone Advisors, LLC, a Washington, D.C.-based investment banking firm to, among other things, review the Company’s business plan, provide an analysis of the sub-prime automobile financing industry in the U.S. and give a fairness opinion on the contemplated equity transaction. During this process it was determined that, due to the preferential rights of our preferred stock over our common stock, a sale of our common stock in a private offering would likely require the Company to convert all of its outstanding preferred stock into common stock, which would require the consent of the preferred stockholder.1Before taking that step the Company decided to investigate debt financing as an alternative. Discussions with certain providers of debt financing (primarily regional banking institutions and specialized lending subsidiaries of large money center banks) led the Company to conclude that obtaining debt financing was preferable to equity financing at this time. Consequently, the Company has suspended its efforts to consummate this particular equity transaction and is focusing its efforts on obtaining a revolving line of credit or similar facility. We are currently in various stages of negotiation with several lending institutions for an $8,000,000 to $10,000,000 line of credit, to be secured by our Installment Contracts. We have also had preliminary discussions with certain potential equity investors and investment bankers in anticipation of raising between $5,000,000 and $10,000,000 in outside equity financing once we have secured a line of credit. We can give no assurances that the Company will be successful in obtaining additional financing (either debt or equity) on terms acceptable to us.

In addition to funding our growth through internally generated cash flow, debt financing and equity financing, the Company’s long range strategy envisions the occasional sale of Installment Contracts in private placements to investment groups and the securitization of Installment Contracts through the secondary markets. We can give no assurance that we will be successful in these efforts.

The Company is required to systematically redeem the outstanding preferred stock at the discretion of the Board of Directors. Given the Company's anticipated liquidity needs, no preferred stock redemptions have been made to date and none are planned in the near term. Management and the Board of Directors believe that by operating the business and investing available cash in installment contracts they can provide a greater long-term return to preferred shareholders than would be available through immediate liquidation of the business and redemption of the preferred shares.
____________
1 So long as the Freedom Financial Group I Statutory Trust continues in existence, the Regular Trustee, under the direction of the Trust Supervision Committee, effectively votes 100% of the preferred stock and is not required to seek direction from the trust’s beneficiaries (i.e., the holders of Trust Certificates).

As the Company continues to grow, we will need to recruit and hire additional sales, operating and administrative personnel. We expect to be able to fund the costs of these activities from operating cash flows.

Off-Balance Sheet Arrangements

The Company, in its ordinary course of business, commits to purchase certain Installment Contracts from its Customers. Each commitment is essentially an “offer” by the Company to purchase a specific Installment Contract that the Company has pre-approved, and Customers generally have 30 days to “accept” the offer by selling to the Company the pre-approved Installment Contract. The Company had outstanding commitments to acquire Installment Contracts totaling $1,560,000 and $402,992 as of March 31, 2005 and December 31, 2004, respectively. Typically, the Company funds approximately 25% of its outstanding commitments. The Company had no other off-balance sheet arrangements as of March 31, 2005 or December 31, 2004.

ITEM 3.	DESCRIPTION OF PROPERTY

We conduct our principal U.S. operations at leased facilities at 3058 E. Elm Street, Springfield, MO 65802. This facility, under lease until July 31, 2006, is approximately 6,600 square feet and consists principally of office and document storage space. The Company pays approximately $3,000 per month for the use of these facilities.

We conduct our principal Canadian operations at a Company-owned facility at 114 Regent Avenue West, Winnipeg, Manitoba Canada, R2C 1P9. The facility, acquired on September 11, 2003 for $183,618, consists of approximately 4,200 square feet of office space and 1,300 square feet of document storage space.

We believe that these facilities are suitable for our use and will be adequate to meet our needs for the foreseeable future. We also believe that any additional space we might need in the future will be available at commercially reasonable rates.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of certain beneficial owners. The following table sets forth the beneficial ownership by any person of more than five percent (5%) of any class of the Company’s voting securities as of July 22, 2005:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Jerald L. Fenstermaker 3058 East Elm Street, Springfield, MO 65802	700,000 shares Direct ownership; 8,994,357 shares Indirect Ownership (1)	51.1% (2)

Common Stock	Robert T. Chancellor 3058 East Elm Street, Springfield, MO 65802	2,303 shares Direct ownership; 8,994,357 shares Indirect ownership (1)	47.5% (2)

Common Stock	Vernon S. Schweigert 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	47.4% (2)

Common Stock	Freedom Financial Group I Statutory Trust 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	47.4% (2)

Preferred Stock	Freedom Financial Group I Statutory Trust 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Direct ownership	100%

Preferred Stock	Jerald L. Fenstermaker 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	100%

Preferred Stock	Robert T. Chancellor 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	100%

Preferred Stock	Vernon S. Schweigert 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	100%

Notes:

(1)
All 8,994,357 outstanding shares of convertible preferred stock are held by the Freedom Financial Group I Statutory Trust. Messrs. Fenstermaker, Schweigert, and Chancellor are indirect beneficial owners of these shares in their capacity as members of the Trust Supervision Committee, which has voting and investment power over the shares. Messrs. Fenstermaker, Schweigert, and Chancellor are also indirect beneficial owners of 8,994,357 shares of common stock underlying the convertible preferred stock, in their capacity as members of the Trust Supervision Committee, due to the fact that the Committee has the power at any time to cause the conversion of the shares of convertible preferred stock into an equal number of shares of common stock.

(2)
This percentage assumes 18,960,116 shares of common stock outstanding (9,965,759 shares of common stock currently outstanding and 8,994,357 shares common stock underlying the convertible preferred stock).

Security ownership of Management. The following table sets forth the beneficial ownership by directors and executive officers of each class of the Company’s equity securities as of July 22, 2005:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Jerald L. Fenstermaker 3058 East Elm Street, Springfield, MO 65802	700,000 shares Direct ownership; 8,994,357 shares Indirect Ownership (1)	51.1% (2)

Common Stock	Daniel F. Graham 3058 East Elm Street, Springfield, MO 65802	200,000 shares Direct ownership	2.0%

Common Stock	James K. Browne 3058 East Elm Street, Springfield, MO 65802	70,000 shares Direct ownership	0.7%

Common Stock	Troy A. Compton 3058 East Elm Street, Springfield, MO 65802	11,484 shares Direct ownership	0.1%

Common Stock	Vernon S. Schweigert 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect Ownership (1)	47.4% (2)

Common Stock	Robert T. Chancellor 3058 East Elm Street, Springfield, MO 65802	2,303 shares Direct ownership; 8,994,357 shares Indirect Ownership (1)	47.5% (2)

Common Stock	Directors and Officers as a Group	9,978,144 shares	52.6% (2)

Preferred Stock	Jerald L. Fenstermaker 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	100%

Preferred Stock	Robert T. Chancellor 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	100%

Preferred Stock	Vernon S. Schweigert 3058 East Elm Street, Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	100%

Preferred Stock	Directors and Officers as a Group	8,994,357 shares	100%

Notes:

(1)
All 8,994,357 outstanding shares of convertible preferred stock are held by the Freedom Financial Group I Statutory Trust. Messrs. Fenstermaker, Schweigert, and Chancellor are indirect beneficial owners of these shares in their capacity as members of the Trust Supervision Committee, which has voting and investment power over the shares. Messrs. Fenstermaker, Schweigert, and Chancellor are also indirect beneficial owners of 8,994,357 shares of common stock underlying the convertible preferred stock, in their capacity as members of the Trust Supervision Committee, due to the fact that the Committee has the power at any time to cause the conversion of the shares of convertible preferred stock into an equal number of shares of common stock.

(2)
This percentage assumes 18,960,116 shares of common stock outstanding (9,965,759 shares of common stock currently outstanding and 8,994,357 shares common stock underlying the convertible preferred stock).

Changes in Control - There are no arrangements that may result in a change in control of the Company.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers. The following table sets forth the name, age and position of each person who serves as a director or executive officer of the Company as of July 22, 2005.

Name	Age	Position	Elected / Appointed to Board	Board Term Expires

Jerald L. Fenstermaker	62	Director, Chairman, President and Chief Executive Officer	2003	2006
Robert T. Chancellor	69	Director	2003	2007
Troy A. Compton	74	Director	2003	2007
Stephen J. Gore	57	Director	2005	2008
Vernon S. Schweigert	66	Director	2003	2008
Daniel F. Graham	43	Executive Vice President, Chief Financial Officer, Secretary and Treasurer	_	_
James K. Browne	42	Vice President; President and Chief Operating Officer of TCG	_	_

Jerald L. Fenstermaker. Mr. Fenstermaker was appointed by the Trustee to serve as President and Chief Executive Officer of the Company’s predecessor in June 2001. Mr. Fenstermaker has also served the Company as Chairman of the Board of Directors since December 19, 2002. From 1970 to 1981, Mr. Fenstermaker was employed by Citibank, NA in various management roles including Vice President-Controller, Vice President-Senior Field Officer in Panama and Vice President-Area Corporate Officer in San Juan, Puerto Rico. From 1981 to 1985, Mr. Fenstermaker served as President and Chief Executive Officer for Albuquerque, New Mexico-based American Federal Savings and Loan. From 1985 to 1991, Mr. Fenstermaker served as Executive Vice President and Chief Financial Officer of Citicorp Mortgage, Inc. in St. Louis, Missouri. From 1991 to 1994, Mr. Fenstermaker was a Financial Consultant in Merrill Lynch & Co.’s Private Client Group. From 1994 to 1998, Mr. Fenstermaker was employed as the Chief Operating Officer of Allsup, Inc., a national leader in the Medicare claims recovery business. From 1999 to 2001, Mr. Fenstermaker served as Chief Financial Officer of Loansurfer.com LLC, a St. Louis-based Internet mortgage company.

Robert T. Chancellor. Mr. Chancellor has served the Company as a Director since April 2003. Mr. Chancellor retired from the U.S. Information Agency in 1998 after 26 years of service as a writer, editor, bureau chief and foreign correspondent. Since his retirement, Mr. Chancellor has served in various capacities for a number of civic and charitable organizations in Springfield, Missouri. In addition to serving on the Springfield City Council for five years, Mr. Chancellor served on the Mayor’s Commission for Civil Rights and the Gillioz Theater Preservation Board, and served as the Chairman of the Sertoma Building Corporation. Mr. Chancellor is a graduate of Southwest Missouri State University.

Troy A. Compton. Mr. Compton has served the Company as a Director since April 2003. Mr. Compton retired from Montgomery Ward & Company in 1984 after 27 years of service, primarily in management roles. From 1984 until 1990, Mr. Compton served as Vice President of Finance and Administration of Central Bible College, and from 1990 to 1992 served as President of W-W Manufacturing Co., Inc. where he led a reorganization of the company. From 2000 to 2002, Mr. Compton served as Treasurer and as a board member of Way2Bid, Inc. Mr. Compton is currently a co-owner of Compton Tax Service, a largely seasonal income tax preparation service based in Springfield, Missouri. Mr. Compton also served in a volunteer capacity as Treasurer of the General Council Credit Union from 1986 until 2003. Mr. Compton served on the Board of Directors of W W Capital Corporation, a publicly-traded manufacturer of livestock handling equipment, from 1987 to 2002.

Stephen J. Gore. Mr. Gore was elected a Director of the Company in 2005. He has served as President and Chief Executive Officer of NewGen Solutions, LLC, a Springfield, Missouri-based management consulting firm specializing in executive management consulting and board advisory services, since founding the firm in November 2000. In 1990, Mr. Gore co-founded DT Industries, Inc., a publicly-traded global manufacturer of capital goods equipment. Mr. Gore served DTI as President and Chief Executive Officer from 1990 until 2000, overseeing sales of $500 million and 3,000 employees. Mr. Gore also served as Senior Vice President and Chief Financial Officer of Harris-Adacom Corporation from 1988 to 1990 and as Vice President Finance, Chief Financial Officer and Director of TechAmerica Group, Inc. from 1980 to 1988. Mr. Gore, a United States Air Force veteran, is a Certified Public Accountant, holds a BSBA in Accounting and a BS in Computer Science, both from Missouri Western State College, now Missouri Western State University, and received an MBA from the Executive Fellow Program at Rockhurst University.

Vernon S. Schweigert. Mr. Schweigert has served the Company as a Director since December 2002. In May 2001, Mr. Schweigert was appointed by the United States Bankruptcy Court for the District of Arizona to serve as Trustee of the bankruptcy estate of Stevens Financial Group, Inc., and served in that capacity, leading the reorganization under Chapter 11, until the case was closed by order of the bankruptcy court on December 13, 2004. Mr. Schweigert is a Certified Public Accountant and has over twenty years experience as a consultant to the real estate development industry. Mr. Schweigert has also served in various capacities, primarily as a trustee or consultant, to companies in or facing bankruptcy. Mr. Schweigert holds an undergraduate degree from Illinois State University and an MBA from Arizona State University.

Daniel F. Graham. Mr. Graham has served as Chief Financial Officer of the Company since joining the Company in December 2001. Mr. Graham has also served as Treasurer and Secretary of the Company since January 1, 2003. From 1990 through 1996, Mr. Graham served primarily financial institutions and public companies during his tenure with McGladrey & Pullen, LLP, a national public accounting firm. Mr. Graham left the firm as a Senior Manager in December 1996. From April 1997 to February 1999, Mr. Graham was employed in various financial management positions with DT Industries, Inc., a publicly-traded global manufacturer of capital goods equipment. Mr. Graham also held the position of Vice President, Finance and Administration for Springfield Builders, Inc., a Missouri-based general contractor. Mr. Graham is a Certified Public Accountant and a graduate of Oklahoma State University.

James K. Browne. Mr. Browne has served as President and Chief Operating Officer of the Company’s Canadian subsidiary, TCG, since its formation in September 1997. Mr. Browne has served as Vice President of the Company since January 1, 2003. Mr. Browne, a native of Canada, was employed by Superior Acceptance Corporation Limited from November 1989 to September 1997, serving first as a Branch Manager and then as a Regional Manager overseeing nine branch offices in three Provinces. From November 1987 to November 1989, Mr. Browne was a Senior Assistant Manager at Household Finance Corporation.

Board of Directors. The Company’s Board of Directors is comprised of five members. Effective with the Company’s annual meeting of stockholders on April 25, 2005, directors have been elected to staggered three-year terms.

The Board maintains three standing committees: Audit Committee, Compensation Committee and Nominating Committee.

Audit Committee. Messrs. Chancellor, Compton, Gore and Schweigert are the current members of the Audit Committee of the Board of Directors. Mr. Gore serves as the committee chairman; is the designated “audit committee financial expert” (as defined in Item 401(e) of Regulation S-B); and is “independent” (as used in Item 7(d)(3)(iv) of Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934). The audit committee represents the board in discharging its responsibilities relating to the Company’s accounting, reporting and financial control practices. The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditors, approving the services performed by our independent auditors, reviewing financial information prior to public disclosure and reviewing and evaluating our accounting principles and systems of internal accounting controls. The committee also meets with the independent auditors, without management present, to discuss the results of the consolidated financial statement audits and reviews, the independent auditors’ evaluation of our system of internal accounting controls and the overall quality of the Company’s financial reporting.

Compensation Committee. Messrs. Chancellor, Compton and Schweigert are the current members of the Compensation Committee of the Board of Directors. Mr. Chancellor serves as the committee chairman. The Compensation Committee oversees the Company’s overall compensation plan and approves the compensation for all executive officers.

Nominating Committee. Messrs. Chancellor, Compton and Fenstermaker are the current members of the Nominating Committee of the Board of Directors. Mr. Compton serves as the committee chairman. The Nominating Committee is responsible for nominating candidates for election, or appointment, as appropriate, to the Company’s Board of Directors when vacancies exist.

Significant Employees. The Company has no significant employees who are not listed above.

Family Relationships. There are no family relationships among any of the directors or executive officers of the Company, or persons nominated or chosen to become such.

Involvement in Certain Legal Proceedings. Within the past five years, no director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in the types of legal proceedings described in Item 401(d) of Regulation S-B (17 CFR §228.401).

ITEM 6.	EXECUTIVE COMPENSATION

The following table presents the compensation of our Chief Executive Officer and our other executive officers for the last three years.

		Annual Compensation			Long-Term Compensation
		Salary	Bonus	Other	Restricted Stock Awards
Name and Principal Positions	Year	($)	($)	($)	($)

Jerald L. Fenstermaker President and Chief Executive Officer	2004	$170,833	$35,000	—	$0 (1)
	2003	$165,000	$35,000	—	$0 (1)
	2002	$366,625	—	—	—

Daniel F. Graham Executive Vice President and Chief Financial Officer	2004	$137,500	$15,000	—	$0 (1)
	2003	$125,000	$19,200	—	$0 (1)
	2002	$94,584	—	—	—

James K. Browne President and Chief Operating Officer of TCG	2004	$109,346	$16,601	$10,435 (2)	$0 (1)
	2003	$95,670	$10,605	$9,103 (2)	$0 (1)
	2002	$83,991	$14,662	$7,796 (2)	—

Notes:

(1)
Messrs. Fenstermaker, Graham, and Browne received stock bonuses in 2003 of 700,000; 200,000; and 70,000 shares, respectively, of common stock, subject to certain forfeiture provisions referenced below under the subheading “Stock Grants.” The 2004 entries reflect the fact that portions of those stock grants vested in September, 2004. Because of the forfeiture provisions tied to the stock bonuses, the fact that the rights of common stock are vastly inferior to that of preferred stock, and the lack of any market for the common stock, the stock bonuses had no dollar value.

(2)	With respect to Mr. Browne, his “Other Annual Compensation” for 2002 - 2004 consisted of a company-paid automobile allowance.

Stock Grants. The Plan of Reorganization provided for the grant of up to 1,000,000 shares of the Company’s common stock to members of management, as determined by the Board of Directors. On March 3, 2003, pursuant to a unanimous consent action by Company’s Board of Directors, the Company issued shares of common stock to certain members of management (“Management Shareholders”) as follows:

Management Member	Number of Shares
Jerald L. Fenstermaker	700,000
Daniel F. Graham	200,000
James K. Browne	70,000

The shares were issued subject to forfeiture provisions that required that any of the above Management Shareholders who voluntarily resign, terminate employment, or are terminated for good cause, surrender his or her shares to the Company, with no consideration to be paid for such forfeiture as follows:

Resignation / Termination On or After	And Prior To	% of Shares Forfeited

March 3, 2003	September 14, 2003	100%
September 14, 2003	September 14, 2004	75%
September 14, 2004	September 14, 2005	50%
September 14, 2005	September 14, 2006	25%
September 14, 2006	N/A	0%

The date September 14 has no particular significance other than the fact that it represented the anniversary date of the employment agreement then in effect between Jerald Fenstermaker and the Company. It should be noted that subsequent to the stock grant, Jerald Fenstermaker entered into his current Employment Agreement with the Company (referenced below) that changed the forfeiture terms of his stock such that after September 14, 2005, his stock is no longer subject to forfeiture.

The terms of the stock grant allow management, upon resignation, voluntary or involuntary, to sell any shares then vested (according to the schedule above) to the Company for 90% of the then current fair market value of the shares. The stock grant further stipulates that upon the death or disability of a Management Shareholder, all shares owned by such shareholder shall be deemed immediately vested and that all such shares can be sold to the Company for 100% of the then current fair market value of the shares. The Management Shareholders have the following additional rights with respect to the shares issued pursuant to the stock grant:

(1)
In the event the Company issues additional common shares in exchange for any valuable consideration, each Management Shareholder shall receive, as a bonus, the number of shares of common stock he would have received if he had the preemptive right to subscribe for and receive such shares.

(2)
In the event that any preferred shares are converted into common shares, then each Management Shareholder shall receive, as a bonus, a number of common shares necessary to maintain the same voting percentage of the common stock as such person possessed prior to the conversion.

No compensation cost was recognized in connection with this restricted stock grant because the fair value of these common shares was determined to be $0 at the date of grant. The value of these common shares continues to be nominal at the present time.

Approximately 30,000 shares remain to be granted under the terms of this stock grant. The Board of Directors may grant these shares to members of management during 2005.

Director Compensation. Each director who is not an employee of the Company is eligible to receive a fee of $1,000 per regularly scheduled Board of Directors meeting attended. No compensation is paid for attending committee meetings. All directors are entitled to reimbursement of reasonable fees and expenses incurred in connection with attendance at Board and committee meetings. No stock or stock options are provided as compensation to directors. Mr. Schweigert has elected not to receive the $1,000 meeting attendance fee.

Employment Agreements. Mr. Fenstermaker is employed as the Company’s President under the terms of an employment agreement (the “Agreement”) effective from September 15, 2004 through September 14, 2006. The Agreement calls for Mr. Fenstermaker to be paid an annual base salary of $185,000, and a yearly bonus of $65,000 payable quarterly upon attainment of certain operating income targets. The Agreement can be terminated with 30 days’ written notice by either party. If the Company terminates the Agreement for reasons other than cause, the Company is required to provide severance pay to Mr. Fenstermaker through September 14, 2006 consisting of $3,000 per month and all fringe benefits provided to similarly situated employees of the Company. None of the Company’s other executive officers are subject to employment agreements.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We paid $28,966 and $149,802 to Biltmore Associates during 2004 and 2003, respectively, for bankruptcy trustee services rendered. Mr. Schweigert is the Owner and President of Biltmore Associates. All fees paid to Biltmore Associates were reviewed and approved by the United States Bankruptcy Court for the District of Arizona.

ITEM 8.	DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue 36,000,000 shares of common stock, par value $0.0001, of which 9,965,759 shares are issued and outstanding, and 8,994,357 shares are reserved for the conversion of preferred stock into common stock. An additional 30,000 shares are reserved for issuance to certain officers and directors.

Dividend Rights: The holders of common stock are not entitled to receive any dividends as long as any preferred stock remains outstanding. When all shares of preferred stock have been either redeemed or converted, then common stockholders are entitled to dividends when and as declared by the Board of Directors.

Voting Rights:  The holders of common stock vote together as a class with the holders of preferred stock on all matters upon which the common stock is entitled to vote. Each share of common stock is entitled to one vote.

Pursuant to the Company’s bylaws, at all meetings of stockholders, the presence in person or by proxy of a majority of the outstanding shares constitutes a quorum for the transaction of business, except as otherwise provided by law, the Certificate of Incorporation or the bylaws. When a quorum is present at any meeting of the stockholders, the affirmative vote of a majority of the shares present, in person or by proxy, at the meeting and entitled to vote on the subject matter will decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, the Certificate of Incorporation or the bylaws, a different vote is required.

In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware law and the Company’s bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of not less than the minimum number of shares that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action.

Preemption Rights: The holders of common stock do not have any preemption rights.

Preferred Stock / Preferred Stock Trust and Trust Certificates.

The Company is authorized to issue 8,994,357 shares of convertible preferred stock, par value $0.0001, all of which are issued and outstanding - all currently held by the Freedom Financial Group I Statutory Trust (the “Preferred Stock Trust”).

Preferred Stock Trust. The Preferred Stock Trust is a Delaware Statutory Trust that was created in accordance with the bankruptcy Trustee’s Plan of Reorganization for the Company’s predecessor, SFG. The beneficiaries of the Preferred Stock Trust are those former creditors of SFG who elected to participate in the Plan of Reorganization (the “Participating Creditors”). The Preferred Stock Trust holds, for the benefit of the Participating Creditors, all preferred stock issued by the Company, and serves as a vehicle by which the Company can, over time, pay the Participating Creditors an amount, defined in the Plan of Reorganization as the “Preferred Stock Redemption Value” or “Net Investment Amount” (an amount representing the Participating Creditors’ adjusted claims against the bankruptcy estate - approximately $53,800,000) by periodically redeeming shares of preferred stock in exchange for funds which can be distributed proportionately to the Participating Creditors. The Company’s Certificate of Incorporation dictates the terms by which shares of preferred stock can be redeemed (see below under the heading “Redemption”).

Each Participating Creditor was issued a “Trust Certificate” representing a number of shares of the Preferred Stock Trust (“Trust Shares”). The total number of outstanding Trust Shares is equal to the number of shares of preferred stock held by the Preferred Stock Trust (8,994,357).

Trust Shares are transferable, subject to certain restrictions set forth in Section 3.2(e) of the Amended and Restated Trust Agreement (“Trust Agreement”), which contains the terms of the Preferred Stock Trust. It states that no transfer of any Trust Shares shall be made unless the transfer is made in accordance with the Securities Act of 1933 and any applicable state securities laws, or is exempt from registration requirements. Further, no transfer of any Trust Shares shall be made if such transfer would (i) result in any violation of ERISA, (ii) result in any violation of IRC §4975, (iii) cause any Trust assets to be deemed to be plan assets (as defined in the regulations of the U.S. Department of Labor) or (iv) cause the Trust to be subject to the Investment Company Act. Before an owner of Trust Shares may make a transfer, the owner must establish to the reasonable satisfaction of the Trust the satisfaction of all conditions and requirements for the transfer set forth in the Trust Agreement.

The Trust Agreement establishes a “Regular Trustee” (currently Vernon S. Schweigert) to generally administer the trust. The Regular Trustee serves at the pleasure of, and under the direction of, a “Trust Supervision Committee,” which is comprised of three members (currently, Vernon S. Schweigert, Jerald L. Fenstermaker, and Robert T. Chancellor) selected by the Board of Directors of the Company. The Trust Supervision Committee has the power to direct the Regular Trustee in all actions related to the administration and management of the Preferred Stock Trust. The Committee’s primary responsibility is to ensure that the purposes of the Trust are carried out.

The powers and duties of the Trust Supervision Committee are set forth in Articles V and VI of the Trust Agreement. Of particular note is the fact that (a) the Regular Trustee has no power or authority to transfer, by operation of law or otherwise, any shares of the preferred stock held by the Trust except at the express direction of the Trust Supervision Committee; and (b) the Trust Supervision Committee has no power or authority to (i) transfer, by operation of law or otherwise, fewer than all of the shares of preferred stock held by the Trust or (ii) transfer, by operation of law or otherwise, the shares of preferred stock held by the Trust except in connection with a transaction involving the sale of all or substantially all of the equity or assets of Freedom Financial Group.

The preferred stock has the following rights, privileges and preferences:

Voting Rights: The holders of preferred stock are entitled to one vote per share, and vote together as a class with the holders of common stock upon all such matters as the common stock is entitled to vote. The Regular Trustee, at the direction of the Trust Supervision Committee, votes 100% of the shares of preferred stock.

Dividends: The holders of preferred stock are not entitled to receive dividends.

Conversion Rights: Each share of preferred stock is convertible, at $.01 per share, into one share of fully paid and nonassessable common stock (subject to appropriate adjustments for stock splits, stock dividends, or other recapitalizations) at any time at the option of the holder.

In addition, each share of preferred stock shall automatically be converted into one share of common stock immediately upon the earlier of the following:

1.
the sale of the Company's common stock in a public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, with aggregate proceeds to the Company and/or any selling stockholders (after deduction for expenses related to the issuance) of at least $54,000,000;

2.	the written consent of the holders of at least 70% of the outstanding shares of preferred stock voting together as a separate class[1]; or

3.
if a majority of the preferred stock waives its right to a liquidation preference (described below), then upon the consolidation or merger of the Company into or with any other entity or entities which results in the exchange of 50% or more of the outstanding shares of voting capital stock of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof, or the sale or transfer by the Company of all or substantially all of its assets.

The Company is required at all times to reserve and keep available from its authorized but unissued shares of common stock a sufficient number of shares to enable the conversion of all outstanding shares of preferred stock.

Liquidation Preference: In the event of a “Liquidation Event” (defined below), the holders of preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, the lesser of (i) an aggregate amount equal to the “Preferred Stock Redemption Value” (approximately $53,800,000) less the aggregate of any redemption payments previously made by the Company to the preferred stockholders, or (ii) all of the assets and funds of the Company that are legally available for distribution. The remaining assets, if any, shall be distributed proportionately among the holders of common stock.

A “Liquidation Event” is defined in the Certificate of Incorporation as (i) any liquidation, dissolution or winding up of the Company; or (ii) the consolidation or merger of the Company into or with any other entity or entities which results in the exchange of shares representing 50% or more of the outstanding shares of voting capital stock of the Company for securities or other consideration issued or paid by such entity or entities; or (iii) the sale or transfer by the Company of all or substantially all of its assets.

Redemption: The preferred stock is subject at all times to redemption, or a call, by the Company. The Company is required to use its best efforts (to the extent it may lawfully do so and to the extent funds are available) to pay to the preferred stockholders, an amount defined in the Company’s Certificate of Incorporation as the “Preferred Stock Redemption Value” in cash in 28 quarterly installments. Once the Preferred Stock Redemption Value has been paid in full, all shares of preferred stock shall be deemed cancelled.
__________
1 So long as the Freedom Financial Group I Statutory Trust continues in existence, the Regular Trustee, under the direction of the Trust Supervision Committee, effectively votes 100% of the preferred stock and is not required to seek direction from the trust’s beneficiaries (i.e., the holders of Trust Certificates).

Change in Control Provisions.

Section 4.4(E) of the Certificate of Incorporation states that as long as at least 30% of the total number of shares of preferred stock that have ever been issued remain outstanding, the Company shall not without first obtaining the approval of the holders of a majority of the then outstanding shares of preferred stock, voting together as a separate class:

(1)	voluntarily dissolve, liquidate or declare bankruptcy;

(2)	amend the Certificate of Incorporation or bylaws; or

(3)
sell, convey, or otherwise dispose of all or substantially all of its property or business, or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation), or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is transferred or disposed.

PART II.

ITEM 1.	MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

(a) Market Information

(1) There currently is no public trading market for the Company’s common stock, and the Company currently is not making any, and has not proposed to make any, public offerings of stock.

(2) Other than certain rights of Management Shareholders with respect to shares of common stock granted to them (see the discussion of “Stock Grants” in Part I, Item 5), there are no outstanding options or warrants to purchase the Company’s common stock. There are 8,994,357 outstanding shares of preferred stock that are convertible into an equal number of shares of common stock. As of the date of this Registration Statement, the Company has 9,965,759 shares of common stock outstanding, of which 8,995,759 may be sold by non-affiliates pursuant to Rule 144(k) of the Securities Act of 1933. In addition, subject to the applicable “current public information” and “manner of sale” requirements of Rule 144, persons deemed to be “affiliates” under Rule 144, are each permitted to sell an amount not to exceed the greater of:

(i) one percent of the shares or other units of the class outstanding as shown by the most recent report or statement published by the Company, or

(ii) the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the Form 144 notice required by Rule 144, or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or

(iii) the average weekly volume of trading in such securities reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Securities Exchange Act of 1934 during the four-week period specified in paragraph (ii) above.

(b) Holders. As of the date of this Registration, there were approximately 2,800 holders of the Company’s common stock.

(c) Dividends.

(1) The Company has not declared any dividends for the last two fiscal years.

(2) Pursuant to the Company’s Certificate of Incorporation, so long as any preferred stock is outstanding, no dividend or distribution may be declared or paid on any shares of common stock.

(d) Except for the stock grants to Management Shareholders referenced above, no securities are authorized for issuance under any equity compensation plans.

ITEM 2.	LEGAL PROCEEDINGS

The Company is not a party to any material legal proceeding, nor is the Company’s property the subject of any material legal proceeding.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no disagreements with nor change in our independent accountant during the last two fiscal years.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

(a) On or about January 1, 2003, in accordance with the Corrected Trustee’s Amended Plan of Reorganization, 8,997,953 shares of the Company’s common stock were issued to Participating Creditors, and 8,997,869 shares of preferred stock were issued to the Freedom Financial Group I Statutory Trust for the benefit of the Participating Creditors (who received Trust Certificates representing 8,997,869 Trust Shares), in exchange for the Participating Creditors’ claims against SFG, which were valued at approximately $53,800,000. No underwriters were involved. These issuances were exempt from registration pursuant to §1145 of the U.S. Bankruptcy Code (11 U.S.C. §1145).

(b) On or about March 3, 2003, in accordance with Section 6.5 of the Corrected Trustee’s Amended Plan of Reorganization, the Company issued a total of 970,000 shares of Common Stock to Jerald L. Fenstermaker, Daniel F. Graham, and James K. Browne, all members of management, for no compensation. No underwriters were involved, and the issuances were exempt from registration pursuant to §1145 of the U.S. Bankruptcy Code.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporate Law provides, in part, that a corporation may indemnify a director, officer or other person who was, is or is threatened to be made a party to a proceeding because such person is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. If the person is found liable to the corporation, no indemnification shall be made unless and only to the extent that the court determines that such person is fairly and reasonably entitled to indemnity for expenses as the court deems proper. Delaware law also provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys' fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of a proceeding or matter.

The Company’s Certificate of Incorporation and bylaws provide that the Company will indemnify, to the fullest extent authorized by the Delaware General Corporate Law, any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director, officer, employee or agent at the request of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

PART F/S

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Freedom Financial Group, Inc.
Springfield, Missouri

We have audited the accompanying consolidated balance sheets of Freedom Financial Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freedom Financial Group, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Springfield, Missouri
April 21, 2005

Freedom Financial Group, Inc.
Consolidated Balance Sheets
December 31, 2004 and 2003

Assets

	2004	2003

Cash and cash equivalents	$8,779,211	$4,280,766
Finance receivables, net	4,090,708	2,015,439
Notes receivable, net	77,398	215,265
Assets receivable under pending claims	—	6,000,000
Property and equipment, net	294,305	271,562
Other assets	69,303	38,973

Total assets	$13,310,925	$12,822,005

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$218,954	$33,188
Accrued expenses	18,091	38,883
Dealer holdbacks	90,578	56,160
Accrued compensation costs	62,507	50,768
Dealer reserves	44,119	25,414
Reorganization costs payable	5,000	15,000

	439,249	219,413
Stockholders’ Equity
Redeemable convertible preferred stock, $0.0001 par value; 8,994,357 and 8,997,368 shares authorized, issued and outstanding at December 31, 2004 and 2003, respectively	13,798,817	13,798,817
Common stock, $0.0001 par value; 19,000,000 shares authorized; 9,965,759 and 9,967,485 shares issued and outstanding at December 31, 2004 and 2003, respectively	997	997
Retained earnings (deficit)	(1,731,382)	(1,747,658)
Accumulated other comprehensive income	803,244	550,436

Total stockholders’ equity	12,871,676	12,602,592

Total liabilities and stockholders’ equity	$13,310,925	$12,822,005

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues
Interest income	$1,141,690	$573,514
Recovery of charged-off finance receivables	156,481	222,003
Other income	99,318	143,212

Total revenues	1,397,489	938,729

Provision for Credit Losses	187,030	215,728

Net Revenues After Provision for Credit Losses	1,210,459	723,001

Operating Expenses	2,211,178	2,001,038

Operating Loss	(1,000,719)	(1,278,037)

Nonoperating Income (Expense)
Gain on settlement of pending claims	955,973	12,500
Gain on settlement of note receivable	61,022	—
Gain on sale of real estate	—	56,455
Impairment of reorganization value recorded in excess of amounts attributable to identifiable assets (goodwill)	—	(538,576)

Total nonoperating income (expense)	1,016,995	(469,621)

Income (Loss) Before Income Taxes	16,276	(1,747,658)

Provision for Income Taxes	—	—

Net Income (Loss)	$16,276	$(1,747,658)

Basic Income (Loss) Per Share	$0.00	$(0.18)

Diluted Income (Loss) Per Share	$0.00	$(0.18)

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2004 and 2003

	Redeemable				Accumulated
	Convertible				Other
	Preferred	Common Stock		Retained	Comprehensive
	Stock	Shares	Amount	Earnings	Income	Total
Balance, January 1, 2003	$13,799,003	9,967,953	$997	$—	$—	$13,800,000

Net loss	—	—	—	(1,747,658)	—	(1,747,658)

Foreign currency translation adjustment	—	—	—	—	550,436	550,436

Comprehensive loss	—	—	—	—	—	(1,197,222)

Repurchase of stock issued in error	(186)	(468)	—	—	—	(186)

Balance, December 31, 2003	13,798,817	9,967,485	997	(1,747,658)	550,436	12,602,592

Net income	—	—	—	16,276	—	16,276

Foreign currency translation adjustment	—	—	—	—	252,808	252,808

Comprehensive income	—	—	—	—	—	269,084

Cancellation of stock issued in error	—	(1,726)	—	—	—	—

Balance, December 31, 2004	$13,798,817	9,965,759	$997	$(1,731,382)	$803,244	$12,871,676

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Operating Activities
Net income (loss)	$16,276	$(1,747,658)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	59,492	45,256
Provision for credit losses	187,030	215,728
Deferred discount income	(449,641)	(170,784)
Recovery of charged-off finance receivables	134,470	44,237
Gain on sale of property and equipment	—	(56,455)
Gain on settlement of pending claims	(955,973)	(12,500)
Gain on settlement of note receivable	(61,022)	—
Impairment of reorganization value recorded in excess of amounts attributable to identifiable assets (goodwill)	—	538,576
Changes in
Other assets	(31,113)	4,984
Accounts payable and accrued expenses	191,538	(2,553)
Reorganization costs payable	(10,000)	15,000
Net cash used in operating activities	(918,943)	(1,126,169)

Investing Activities
Purchase of finance receivables	(4,971,242)	(2,573,050)
Principal collected on finance receivables	3,397,540	2,417,902
Payments of dealer reserves	(19,132)	(12,687)
Payments of dealer holdbacks	(138,604)	(45,709)
Principal collected on notes receivable	198,891	514,429
Principal collected on contracts held for sale	—	213,027
Purchase of property and equipment	(64,973)	(223,951)
Investment in real estate held for sale	—	(6,820)
Payment of assumed reorganization costs	—	(655,078)
Proceeds from sale of real estate held for sale	—	233,882
Net cash used in investing activities	(1,597,520)	(138,055)

Financing Activities
Collection of cash settlements receivable	—	2,273,296
Settlement proceeds from pending claims	6,955,973	462,500
Redemption of preferred stock	—	(187)
Net cash provided by financing activities	6,955,973	2,735,609

Effect of Exchange Rate Changes on Cash and Cash Equivalents	58,935	237,083

Net Increase in Cash and Cash Equivalents	4,498,445	1,708,468

Cash and Cash Equivalents, Beginning of Year	4,280,766	2,572,298

Cash and Cash Equivalents, End of Year	$8,779,211	$4,280,766

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Freedom Financial Group, Inc. (FFG), successor by merger to Stevens Financial Group, Inc. (SFG) and SFG’s wholly owned subsidiaries, SFC Funding Corporation (SFC) and SFC Automobile Receivables Trust 2000A (SFC Trust) and FFG’s wholly owned Canadian subsidiary, T.C.G. - The Credit Group Inc. (TCG), formerly Sinclair Credit Group Co., all of which collectively comprise a single reporting segment, the “Company.” All significant intercompany transactions have been eliminated in consolidation.

On March 19, 2001, Stevens Financial Group, Inc. filed a petition in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”) for relief under Chapter 11 of Title 11 of the United States Code (the “Code”). SFG’s Amended Plan of Reorganization dated October 30, 2001, (the “Plan” or “Plan of Reorganization”), was confirmed by order of the Bankruptcy Court on March 14, 2002 (see Note 2, Reorganization Under Chapter 11).

In accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7), the Company adopted fresh start reporting as of January 1, 2003, the effective date of the Plan of Reorganization (see Note 3, Fresh Start Reporting).

Nature of Operations

SFG was a consumer finance company. SFG and its subsidiaries purchased consumer finance receivables, typically at a discount and secured by automobiles or consumer goods, from a network of dealers in approximately 16 states. SFG ceased purchasing finance receivables concurrent with SFG’s bankruptcy filing on March 19, 2001. From March 19, 2001, through December 31, 2002, (the “Reorganization Period”), SFG focused its efforts on servicing its existing portfolio of finance receivables and preparing to commence operating activities after its emergence from bankruptcy.

FFG is a consumer finance company. Since its emergence from Chapter 11 on January 1, 2003, FFG has been positioning itself to reenter the business of purchasing and servicing consumer finance receivables. FFG reentered the business in October 2003. Since that time, FFG has been buying automobile-secured finance receivables originated by others. FFG purchases individual finance receivables through a point of sale program with a network of car dealers principally in Missouri, Kansas and Illinois. FFG also purchases groups of finance receivables in bulk transactions consisting of between 10 and 50 loans per group. FFG intends to hold these receivables for a period of time sufficient to establish their payment history and, if circumstances warrant, package and sell groups of these receivables without recourse to third parties and without retaining the servicing rights thereon. As of December 31, 2004, FFG has not identified any receivables that it intends to sell.

TCG is a Winnipeg, Manitoba, based consumer finance company. TCG purchases consumer finance receivables, typically at a discount, from a network of dealers in five Canadian provinces. TCG continued operating and purchasing finance receivables throughout the Reorganization Period. TCG accounts for approximately 29% and 47% of consolidated total assets as of December 31, 2004 and 2003, respectively.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The makers of the finance receivables purchased by the Company typically have limited or no access to traditional sources of consumer credit due to past negative credit history, limited or unstable employment history, the inability to make sufficient down payments or other negative factors typically evaluated in the credit granting process. As a result, finance receivables acquired by the Company are generally considered to have a higher risk of default and loss than those typically held in the portfolios of commercial banks, credit unions and similar institutions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for credit losses.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of overnight repurchase agreements, certificates of deposit, Eurodollar time deposits and commercial paper. The Company’s cash and cash equivalents not covered by federal deposit insurance totaled approximately $8,479,500 and $3,961,600 as of December 31, 2004 and 2003, respectively.

Finance Receivables

Finance receivables are reported at their outstanding principal balances adjusted for unamortized purchase discounts and an allowance for credit losses. Discounts on purchased finance receivables are recognized as income over the respective contractual terms using methods that approximate the interest method.

The Company accrues interest on all loans until they become more than 90 days contractually past due, at which time all accrued interest is reversed.

FFG owns a portfolio of delinquent finance receivables which the Company purchased prior to March 19, 2001, and all of which were charged off prior to January 1, 2003. The Company sold the majority of this portfolio in June 2004 realizing net proceeds of approximately $20,000. The Company continues to pursue collection of the remainder of this portfolio and recognizes all amounts recovered as income when received. Collections of $156,481 and $222,003 were made on these receivables during the years ended December 31, 2004 and 2003, respectively.

 Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Allowance for Credit Losses

The Company maintains an allowance for credit losses at an amount it believes is adequate to absorb reasonably estimable probable losses in its portfolio of finance receivables. The Company’s management evaluates the adequacy of the allowance for credit losses on a regular basis. This evaluation is based on a review of various quantitative and qualitative analyses. Quantitative analyses include the review of all loans charged-off by asset class, static pool analysis by month of acquisition and by dealer, review of delinquency trends and analysis of the historical cumulative losses in the portfolio. Other quantitative analyses include a review of the current delinquency ratios and an analysis of the relative size of each asset class in relation to historical amounts. Qualitative analyses include an assessment of prevailing and anticipated economic conditions, trends in deficiency balance collections, trends in the number of loan modifications and extensions, trends in average borrower credit scores and trends in the percentage of balances recovered through sale of collateral. The analysis of the adequacy of the allowance for credit losses is dependent upon effective quantitative and qualitative analyses, some of which are inherently subjective as they require estimates that are susceptible to significant revision as more information becomes available.

Due to the homogenous nature of the contracts in our receivables portfolio we do not provide a specific valuation allowance against any individual contract receivable. We provide a general valuation allowance to each asset class which is determined by applying various factors to the outstanding contract receivable balances in each class. Each class is subject to certain risk elements including collateral value in relation to contract balance, average remaining length of contract, and inherent susceptibility to adverse economic conditions.

The allowance is increased through provisions for credit losses charged against earnings.

Finance receivables are charged to the allowance for credit losses when they become more than 120 days contractually past due. With the exception of recoveries of FFG receivables charged off prior to January 1, 2003, subsequent recoveries of finance receivables previously charged against the allowance for credit losses are credited back to the allowance for credit losses when received.

Because the Company’s portfolio of finance receivables is primarily comprised of homogenous accounts with relatively small balances, management does not separately identify finance receivables for impairment. Management evaluates the portfolio in its entirety for impairment.

Repossessed Assets

All finance receivables for which collateral has been repossessed and the redemption period has expired are reclassified from finance receivables to repossessed assets at fair value with any adjustment recorded against the allowance for credit losses. Repossessed assets are included in other assets on the consolidated balance sheets and represent less than five percent of total assets.

Property and Equipment

On January 1, 2003, all of the Company’s depreciable assets were restated to their respective estimated fair values. Property and equipment acquired after January 1, 2003, are recorded at historical cost. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 2 to 8 years for computers, office equipment and software, 3 to 8 years for furniture and fixtures and 25 years for the Canadian office building.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Reorganization Value in Excess of Amounts Attributable to Identifiable Assets (Goodwill)

Reorganization value in excess of amounts attributable to identifiable assets (goodwill) is tested annually for impairment. If the implied fair value is lower than its carrying amount, an impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Other Income

Other income consists primarily of late payment fees, returned check charges and lease buy-out fees, none of which individually comprise more than 5% of our total revenues. The Company recognizes items of other income as income when received.

Foreign Currency Translations

The financial statements of TCG are measured using the Canadian Dollar as the local functional currency. Assets and liabilities of TCG are translated into the U.S. dollar at exchange rates as of the balance sheet date. Revenues and expenses are translated into the U.S. dollar at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded in accordance with the provisions of SFAS No. 52, Foreign Currency Translation and are shown within accumulated other comprehensive income.

Neither FFG nor TCG have engaged in transactions denominated in currencies other than their respective functional currencies.

Earnings Per Share

Earnings per share have been computed based upon the weighted average common shares outstanding during the year. Diluted earnings per share is computed using the weighted average common shares and all potentially dilutive common shares outstanding during the year.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Stock-based Employee Compensation

The Company accounts for stock-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

During the two year period ended December 31, 2004, the Company issued the following stock-based employee compensation:

Type of Compensation	Employee	Instrument	Amount	Date

Stock Grant	Jerald L. Fenstermaker	Common Stock	700,000 shares	March 3, 2003

Stock Grant	Daniel F. Graham	Common Stock	200,000 shares	March 3, 2003

Stock Grant	James K. Brown	Common Stock	70,000 shares	March 3, 2003

The fair value of these stock grants was $0.00 at the date of grant based on the following factors:

•	At the grant date, the Company’s preferred stockholders had a redemption/liquidation preference of approximately $53,800,000.

•
At the grant date, significant uncertainty existed as to the amount, if any, the Company would ultimately receive as a result of its pursuit of the two pending claims more fully described in Note 8, Assets Receivable Under Pending Claims.

•	The Company’s business prospects at the date of grant were highly dependent upon the successful resolution of the two pending claims.

•	At the grant date, there was no active market in which the Company’s equity securities traded.

If the Company had applied the fair value provision of FASB Statement No. 123, Accounting for Stock Based Compensation, to stock-based employee compensation there would have been no effect on net income (loss) or earnings per share for the years ended December 31, 2004 or 2003.

Reclassifications

Certain reclassifications have been made to the December 31, 2003, financial statements to conform to the December 31, 2004, financial statement presentation. These reclassifications had no effect on net earnings.

Note 2:	Reorganization Under Chapter 11

The Company’s predecessor (the “Debtor”) commenced operations as a consumer finance company in August 1993 as First Financial Credit Corp., a Missouri corporation, headquartered in Springfield, Missouri. During 1995 Damian and Susan Sinclair became the sole owners of First Financial Credit Corp. and changed its name to Sinclair Financial Group, Inc. In October 1999 Clarence Stevens became the sole owner of the Company and shortly thereafter changed the name to Stevens Financial Group, Inc.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The Debtor’s primary source of capital was the issuance of debt obligations known as fixed rate investment certificates (the “FRI Certificates”) to individual investors. The FRI Certificates bore interest at rates ranging from 7.5% to 13.95%.

The Debtor invested the capital acquired through the issuance of the FRI Certificates in subprime consumer finance receivables, primarily collateralized by automobiles, vacuums or other consumer goods and typically acquired at a discount from various third-party dealers.

On March 19, 2001, the management of Stevens Financial Group, Inc., after determining that SFG could no longer satisfy its obligations (primarily the repayment of FRI Certificates) as they became due, filed a petition (the “Filing”) in the United States Bankruptcy Court for the District of Arizona for relief under Chapter 11 of Title 11 of the United States Code. At the time of the Filing, SFG controlled three wholly owned subsidiaries: SFC Funding Corporation (SFC), SFC Automobile Receivables Trust 2000A (SFC Trust) and Sinclair Credit Group Co. (SCG). The operations of SFG, SFC and SFC Trust were indefinitely suspended concurrent with the Filing. The operations of SCG were not significantly affected.

On May 15, 2001, Mr. Vern Schweigert (the “Trustee”) was appointed Trustee of the estate created by the Filing. Shortly after his appointment, Mr. Schweigert removed the Company’s then-existing management and employed Mr. Jerry Fenstermaker to act as the Company’s President and Chief Executive Officer during the Reorganization Period.

The Trustee filed a Plan of Reorganization with the Bankruptcy Court on August 31, 2001, that was subsequently amended on October 30, 2001.

The Plan provided for the formation of a Delaware corporation, Freedom Financial Group, Inc., the subsequent merger of the Debtor into FFG and the assumption of the assets and liabilities of SFC and SFC Trust by FFG.

The Plan also provided for the continuation of the Debtor’s U.S. consumer loan business and the formation of a joint venture, to be called Venture Funding Resources, Inc. (VFR), between FFG and Innovative Financial Resources, Inc. (a Springfield, Missouri, based consumer finance company) for the purpose of carrying out this business (see Note 5, Termination of Joint Venture and Loan Servicing Agreements). The Plan envisioned FFG’s initial contribution to the joint venture would be funded in part by approximately $6.0 million of the approximately $8.0 million the Debtor anticipated receiving in the settlement of claims it asserted against certain of the parties (Potential Defendants) to the bankruptcy. The Potential Defendants included former owners and officers of the Debtor, companies related to the Debtor through common ownership, companies owned by a former officer of the Debtor and other companies and professional firms with which the Debtor conducted business.

The Plan allowed for the Debtor’s creditors to choose one of two options: 1) exchange their debt for shares of preferred and common stock in the reorganized company (Participating Creditors) or 2) settle their debt for approximately $0.04588 per dollar (Non-Participants). The Plan further stipulated that all prior ownership interests in the Debtor would be cancelled. The Company’s creditors voted overwhelmingly to approve the Plan and on March 14, 2002, the Trustee’s Amended Plan of Reorganization dated October 30, 2001, was confirmed by order of the Bankruptcy Court.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Approximately 35 of the Debtor’s creditors elected to be Non-Participants. The Company made payments totaling $35,646 to these Non-Participants during April 2003, in full settlement of their claims against the Debtor.

In anticipation of settling a significant portion of the Debtor’s claims against the Potential Defendants, the Trustee, with the concurrence of the Company’s management, petitioned the Bankruptcy Court for and was granted the Debtor’s release from Chapter 11 effective January 1, 2003. Under the terms of certain agreements (the “Settlement Agreements”) with certain of the Potential Defendants, assets totaling $3,380,018 were transferred to the Company during 2003. The Settlement Agreements called for the transfer of these assets to the Company and the concurrent release of the Debtor’s claims against those Potential Defendants.

Shortly prior to January 1, 2003, the Debtor was merged into FFG and on January 1, 2003, FFG issued 8,997,869 shares of redeemable convertible preferred stock to the Freedom Financial Group I Statutory Trust for the benefit of the Debtor’s participating creditors, 8,997,953 shares of common stock to the Debtor’s participating creditors and 970,000 shares of common stock to FFG’s new management group. A portion of the shares held by management must be returned to the Company without any payment for the returned shares in the event of a manager’s voluntary termination of employment prior to September 15, 2005. Concurrent with the issuance of stock FFG assumed the remaining assets and liabilities of SFC and SFC Trust. No dividends can be paid on shares of common stock until such time as all redeemable convertible preferred stock is fully paid or converted to common stock. The full amount of repayment is approximately $54,000,000. Holders of both common and preferred stock are allowed one vote for each share owned. No compensation cost was recognized for the restricted common stock granted to management as its fair value was determined to be immaterial at the grant date.

The Company received assets, net of related contingent legal fees, totaling $10,798,491 from the settlement of various bankruptcy claims, including its claims against Wolf Haldenstein Adler Freeman & Herz LLP and FFTC/BancInsure (see Note 8, Assets Receivable Under Pending Claims). The Company has no other bankruptcy-related claims outstanding at December 31, 2004.

Note 3:	Fresh Start Reporting

As of January 1, 2003, the Company adopted fresh start reporting in accordance with SOP 90-7. Fresh start reporting assumes that a new reporting entity has been created and requires assets and liabilities be reported at their fair values as of the effective date.

The reorganization value, as that term is defined in SOP 90-7, of $13,800,000 was based on many factors, assumptions, significant estimates and valuation methods, including estimating the present value of future cash flows discounted at appropriate risk-adjusted market rates, professional appraisals of real property, analysis performed by an independent Certified Valuation Analyst and other valuation techniques the Company believes are appropriate.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The following table presents the adjustments made to adopt fresh start reporting.

	Predecessor Company	Fresh Start Adjustments						Reorganized Company
	January 1, 2003	Debit			Credit			January 1, 2003
Assets
Cash and cash equivalents	$2,572,298	$—			$—			$2,572,298
Cash settlements receivable	—	2,273,295	(a	)	—			2,273,295
Finance receivables, net	1,432,282	—			—			1,432,282
Notes receivable	100,000	—			—			100,000
Settlement assets receivable, net	—	1,106,723	(a	)	—			1,106,723
Furniture, fixtures and equipment	67,452	6,269	(b	)	—			73,721
Assets receivable under pending claims	—	6,450,000	(c	)	—			6,450,000
Reorganization value in excess of amounts allocable to identifiable assets (goodwill)	—	538,576	(d	)	—			538,576
Other assets	46,912	—			—			46,912

Total assets	$4,218,944	$10,374,863			$0			$14,593,807

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable and accrued expenses	$622,082	$519,000	(f	)	$35,646	(e	)	$138,728
Accrued reorganization expenses	655,079	—			—			655,079
Time certificates payable	65,104,713	65,104,713	(f	)	—			—
Accrued interest payable on time certificates	14,262,308	14,262,308	(f	)	—			—
Total liabilities	80,644,182	79,886,021			35,646			793,807

Stockholders’ Equity
Redeemable convertible preferred stock	—	—			13,799,003	(g	)	13,799,003
Common stock	5,000,000	5,000,000	(h	)	997	(i	)	997
Retained deficit	(81,425,238)	—			81,425,238	(h	)	—
Total stockholders’ equity	(76,425,238)	5,000,000			95,225,238			13,800,000
Total liabilities and stockholders’ equity	$4,218,944	$84,886,021			$95,260,884			$14,593,807

(a)	To reflect settlement agreements reached in Chapter 11.
(b)	To adjust carrying amount to fair value.
(c)	To reflect estimated fair value of assets receivable under claims pending as of January 1, 2003.
(d)	To record reorganization value in excess of amounts allocable to identifiable assets (goodwill).
(e)	To reflect liability to Non-Participant creditors.
(f)	To reflect cancellation of liabilities satisfied with issuance of preferred and common stock.
(g)	To record issuance of preferred stock at fair value.
(h)	To eliminate stockholder’s equity of predecessor company.
(i)	To record issuance of common stock at par value.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 4:	Reorganization Value in Excess of Amounts Allocable to Identifiable Assets

The Company’s adoption of fresh start reporting in accordance with SOP 90-7 resulted in the Company recording an intangible asset, reorganization value in excess of amounts allocable to identifiable assets (goodwill), of $538,576 on its consolidated balance sheet as of January 1, 2003. The Company tested this intangible asset, which was not subject to amortization, for impairment as of December 31, 2003, by comparing the estimated fair value of the reporting unit to its carrying value. Due to the significant operating loss and negative operating cash flows suffered by the Company during the year ended December 31, 2003, and the impact on its ability to fully implement its planned business activity because of the uncertainty surrounding the ultimate realization of the assets receivable under pending claims as of December 31, 2003, the Company determined that this intangible asset was fully impaired at December 31, 2003. The Company recognized an impairment loss of $538,576 in its consolidated statement of operations for the year ended December 31, 2003.

Note 5:	Termination of Joint Venture and Loan Servicing Agreements

On April 28, 2003, after consultation with legal counsel, the Company’s management determined that the joint venture with Innovative Financial Resources, Inc. (IFR) contemplated by the Plan of Reorganization had failed to become effective. Shortly thereafter the Company provided legal notice to IFR of the joint venture’s termination. The termination was confirmed by order of the Bankruptcy Court on September 2, 2003.

Concurrent with the termination of the joint venture, the Company terminated certain loan servicing agreements with Eagle Financial Solutions, Inc. (EFS), under which EFS performed account collection activities for loans owned by the Company. EFS is related to IFR through common ownership.

Shortly after the termination of the joint venture and loan servicing agreements, IFR, Eagle and VFR filed suit against the Company contesting the termination of the joint venture and alleging various harmful acts by the Company. On January 10, 2005, the Bankruptcy Court entered a notice of summary judgment in favor of the Company with respects to all counts.

EFS owes the Company $95,000 under the terms of two promissory note agreements, both of which are in default for failure to pay at maturity. The Bankruptcy Court, on January 10, 2005, entered a judgment in favor of the Company with respect to these promissory notes. The Company intends to foreclose on the notes and liquidate any available underlying collateral to satisfy the obligations. The proceeds, if any, the Company might realize in such a collateral liquidation may not be enough to fully satisfy the underlying obligations. The Company provided an allowance for credit losses of $95,000 through a charge to earnings in 2003 (see Note 7, Notes Receivable).

The Company has assumed the activities previously proposed to be carried out by the joint venture and the account collection activities performed by EFS under the loan servicing agreements.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 6:	Finance Receivables and Allowance for Credit Losses

Finance receivables consist of the following at December 31, 2004 and 2003:

	2004	2003

Automobiles	$2,183,510	$411,066
Equipment leases	999,724	784,632
Bulk food	962,070	850,007
Home appliances	274,800	196,368
Other	485,736	164,150
Total finance receivables	4,905,840	2,406,223

Less
Unearned discount	518,899	194,086
Allowance for credit losses	296,233	196,698
	815,132	390,784
Net finance receivables	$4,090,708	$2,015,439

Approximately 60% and 91% of the above finance receivables as of December 31, 2004 and 2003, respectively, are Canadian in origin.

Amounts contractually receivable (including principal and interest) under our finance receivables at December 31, 2004, were as shown in the following table. The Company expects our actual collections to differ significantly from the amounts presented below as a result of prepayments, delinquent payments, partial payments and nonpayments.

2005	$3,664,326
2006	1,624,838
2007	616,373
2008	122,237
Total	$6,027,774

Activity in the allowance for credit losses related to finance receivables for the years ended December 31, 2004 and 2003, was as follows:

	2004	2003

Balance, beginning of period	$196,698	$145,448
Purchase discount allocation	—	86,669
Provision charged to expense	187,030	120,728
Losses charged off	(232,647)	(226,409)
Recoveries of previously charged off amounts	134,470	44,237
Effect of foreign currency translation	10,682	26,025
Balance, end of period	$296,233	$196,698

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The Company’s nonearning finance receivables totaled $45,567 and $32,214 at December 31, 2004 and 2003, respectively. The Company provided an allowance for credit losses related to these receivables of $41,011 and $28,993, respectively.

Note 7:	Notes Receivable

Notes receivable are comprised of the following at December 31, 2004 and 2003:

	2004	2003

Note receivable from Eagle Financial Solutions, Inc., in default for failure to pay at maturity, bearing interest at 9.0%, secured by certain consumer installment loans (see Note 5, Termination of Joint Venture and Loan Servicing Agreements)	$45,000	$45,000

Note receivable from Eagle Financial Solutions, Inc., in default for failure to pay at maturity, bearing interest at 9.0%, secured by substantially all assets of Eagle Financial Solutions, Inc. (see Note 5, Termination of Joint Venture and Loan Servicing Agreements)	50,000	50,000

Note receivable, bearing interest at 9.5%, payable in equal monthly installments, including interest of $3,600 commencing January 19, 2003, and maturing March 19, 2006, secured by a deed of trust on commercial real estate in Tucson, Arizona	60,780	90,650

Unsecured noninterest-bearing note receivable, payable in equal annual installments of $7,000 commencing October 31, 2003, and maturing October 31, 2007, personally guaranteed by the principles of First Financial Consultants, Inc.	16,618	20,959

Noninterest-bearing note receivable, payable in equal annual installments of $20,000 commencing November 1, 2003, and maturing November 1, 2012, secured by a deed of trust on residential real estate in Greene County, Missouri	—	103,656

	172,398	310,265

Less allowance for credit losses	95,000	95,000

Net notes receivable	$77,398	$215,265

 Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 8:	Assets Receivable Under Pending Claims
The Debtor had two claims pending against other parties that had not been resolved as of January 1, 2003:

Defendant	Estimated Fair Value at January 1, 2003

Wolf Haldenstein Adler Freeman & Herz LLP (Wolf)	$450,000
First Financial Trust Company/BancInsure (BancInsure)	$6,000,000

On September 8, 2003, the Company settled its claim against Wolf. In accordance with the terms of the agreement, the Company received $462,500. The Company recognized a gain of $12,500 which is recorded as gain on settlement of pending claims in the 2003 consolidated statement of operations.

On June 9, 2004, the Company and BancInsure entered into a Settlement Agreement under which BancInsure agreed to pay FFG $7,050,000 in settlement of all of FFG’s claims against FFTC and BancInsure. In accordance with the terms of the Settlement Agreement, on August 13, 2004, the Company received $7,060,973 including interest and subsequently paid contingent legal fees of $105,000. The Company recognized a net gain of $955,973 which is recorded as gain on settlement of pending claims in the 2004 consolidated statement of operations.

The Company has no other bankruptcy-related claims outstanding at December 31, 2004.

Note 9:	Property and Equipment

Major classifications of property and equipment are as follows at December 31, 2004 and 2003:

	2004	2003

Land	$41,533	$38,671
Building	185,797	144,946
Computer and office equipment	155,244	125,902
Software	45,088	35,311
Furniture and fixtures	34,705	28,511
Other	4,500	4,500
	466,867	377,841
Less accumulated depreciation	172,562	106,279
Net property and equipment	$294,305	$271,562

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 10:	Income Taxes
The provision for income taxes for the years ended December 31, 2004 and 2003, includes these components:

	2004	2003

Taxes currently payable	$—	$—
Adjustment to beginning of the year deferred tax valuation allowance	294,745	189,887
Deferred income taxes	(294,745)	(189,887)
Income tax expense	$0	$0

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense for the years ended December 31, 2004 and 2003, is shown below:

	2004	2003

Computed at the statutory rate (34%)	$88,282	$(594,204)
Increase (decrease) resulting from
State income taxes	(31,996)	(20,613)
Changes in the deferred tax asset valuation allowance	294,745	189,887
(Income) loss from foreign subsidiary	(28,562)	72,857
Basis difference in settlements received	(342,044)	153,000
Nondeductible expenses
Impairment of goodwill	—	183,116
Reorganization costs	18,011	14,971
Other	1,564	986
Actual tax expense	$0	$0

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets as of December 31, 2004 and 2003, were:

	2004	2003
Deferred tax assets
Accrued compensated absences	$4,958	$12,150
Accrued compensation	—	3,879
Property and equipment	20,865	10,032
Allowance for credit losses	89,270	48,436
Net operating loss carryforwards	10,302,489	10,048,340

Net deferred tax asset before valuation allowance	10,417,582	10,122,837

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
	2004	2003
Valuation allowance
Beginning of period	10,122,837	9,932,950
Increase (decrease) during the period	294,745	189,887

Ending balance	10,417,582	10,122,837

Net deferred tax asset	$0	$0

As of December 31, 2004, the Company had approximately $27,000,000 of net operating loss carryforwards available to offset future federal income taxes. The carryforwards expire in 2021 through 2024.

Note 11:	Redeemable Convertible Preferred Stock

On January 1, 2003, pursuant to the Plan of Reorganization, the Company issued 8,997,869 shares of redeemable convertible preferred stock, which is recorded at fair value. The stock is held by the Freedom Financial Group I Statutory Trust, a Delaware Trust, for the benefit of the Debtor’s Participating Creditors. The Trust Supervision Committee, as elected by the Company’s Board of Directors, is comprised of three Directors of the Company, Jerry Fenstermaker, Gary Lipscomb and Vern Schweigert. The Trust shall be dissolved upon the earlier of 1) the redemption of all outstanding preferred stock or 2) the affirmative vote to do so of at least two-thirds of the outstanding common stock of Freedom Financial Group, Inc.

The preferred stock is subject at all times to redemption by the Company subject to certain conditions. The Company shall, as Company funds allow, and at the sole discretion of the Board of Directors, redeem approximately 320,000 shares per calendar quarter commencing June 30, 2003, until all such shares have been redeemed, at the price of $5.9852 per share. In the event the Board of Directors determines a quarterly redemption will not be made, the amount of such redemption not made shall be carried over, subject to the same conditions, to the next scheduled redemption determination date. At its regularly scheduled January 31, 2005, meeting, the Company’s Board of Directors determined that the Company did not have sufficient funds and would not make all or any part of the December 31, 2004, or earlier scheduled preferred stock redemptions. In accordance with the redemption provisions of the preferred stock, scheduled redemptions totaling approximately $13.4 million as of December 31, 2004 have been deferred as described above. The Company does not expect to make any preferred stock redemption payments in the near term.

In the event of any liquidation or dissolution of the Company, each holder of preferred stock shall be entitled to receive on a pro rata basis, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount, as such funds are available, up to but not to exceed the redemption price per share.

Each share of preferred stock is convertible, at the holder’s option, into one share of common stock of Freedom Financial Group, Inc. at the conversion price of $0.01 per share. Furthermore, each share of preferred stock shall be automatically converted into one share of common stock at the conversion price of $0.01 per share upon the occurrence of any of the following: 1) an affirmative vote to do so by 70% or more of the then outstanding shares of preferred stock, 2) a public offering and sale of the Company’s common stock under the Securities Act of 1933 of at least $54,000,000, 3) the consolidation or merger of the Company into or with any other entity resulting in the exchange of shares representing 50% or more of the outstanding shares of voting capital stock of the Company or 4) the sale or transfer by the Company of substantially all of its assets. The Company is required at all times to maintain a sufficient number of authorized and unissued shares of common stock to effect the conversion of all currently outstanding shares of preferred stock into common stock.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 12:	Commitments

The Company had outstanding commitments to purchase finance receivables totaling $402,992 as of December 31, 2004. These commitments generally expire 30 days after they are issued if unused. Typically the Company funds approximately 25% of its outstanding commitments.

The Company is also obligated under certain noncancelable operating leases for premises and equipment with terms ranging up to three years. Rental expense for these leases was $44,268 and $74,819 for the years ended December 31, 2004 and 2003, respectively. Future minimum payments under noncancelable operating leases as of December 31, 2004, are:

2005	$43,697
2006	25,715
2007	3,222

$72,634

Note 13:	Earnings Per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Since the effect of converting the shares of redeemable preferred stock would be antidilutive for the year ended December 31, 2003, basic and diluted loss per share amounts for 2003 are based on the weighted average number of common shares outstanding.

So long as any preferred stock is outstanding, no dividend or distribution shall be declared or paid on any shares of common stock (see Note 11, Redeemable Convertible Preferred Stock).

Basic and diluted earnings per share for the year ended December 31, 2004, were computed as follows:

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

		Weighted
		Average	Per Share
	Income	Shares	Amount

Net income	$16,276	9,966,188
Basic earnings per share			$0.00

Effect of presumed conversion of convertible preferred stock	—	8,994,851

Diluted earnings per share	$16,276	18,961,039	$0.00

Loss per share for the year ended December 31, 2003, was computed as follows:

	Loss	Weighted Average Shares	Per Share Amount

Net loss	$(1,747,658)	9,967,636
Basic and diluted loss per share			$(0.18)

Note 14:	Operating Expenses

The components of operating expenses for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003

Salaries and benefits	$1,146,355	$962,040
Professional fees	458,240	193,634
Reorganization costs	95,941	121,746
Insurance	84,319	67,569
Pending claims - related legal fees	64,084	191,065
Occupancy costs	61,361	79,673
Depreciation	59,492	45,256
Licenses and taxes	45,158	44,142
Travel	38,119	23,265
Supplies and postage	34,566	24,786
Communications	31,042	29,906
Stockholder relations	30,425	11,522
Servicing and collecting	29,169	142,570
Statutory trust administration	14,145	46,082
Other	18,762	17,782

	$2,211,178	$2,001,038

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Note 15:	Foreign Operations

The Company’s foreign operations, all of which are in Canada, are conducted through its wholly owned subsidiary, T.C.G. - The Credit Group Inc. based in Winnipeg, Manitoba. Total assets, net of valuation allowances, associated with foreign operations were $3,797,725 and $3,179,060 at December 31, 2004 and 2003, respectively. Total revenues, income (loss) before taxes and net income (loss) from foreign operations for the years ended December 31, 2004 and 2003, were as follows:

	2004	2003

Total revenues	$823,203	$575,827

Income (loss) before income taxes	84,012	(214,291)

Net income (loss)	84,012	(214,291)

Note 16:	Additional Cash Flow Information

	2004	2003

Noncash Investing and Financing Activities
Notes receivable acquired from collection of settlement assets receivable	$—	$606,436
Finance receivables acquired from collection of settlement assets receivable	—	213,027
Real estate acquired from collection of settlement assets receivable	—	169,000

Additional Cash Payment Information
Interest paid	—	—
Income taxes paid	—	—

Note 17:	Related Party Transactions

The Company paid $28,996 and $149,802 to Biltmore Associates during 2004 and 2003, respectively, for bankruptcy trustee services rendered. Mr. Vernon S. Schweigert, a member of the Company’s Board of Directors, is the Owner and President of Biltmore Associates. All fees paid to Biltmore Associates were reviewed and approved by the United States Bankruptcy Court for the District of Arizona.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 18:	Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

		Approximate
	Carrying	Fair
	Amount	Value
December 31, 2004
Financial assets
Cash and cash equivalents	$8,779,211	$8,779,211
Finance receivables, net	4,090,708	4,169,279
Notes receivables, net	77,398	76,388
Interest receivable	52,167	52,167

Financial liabilities
Trade accounts payable	13,095	13,095
Dealer holdbacks	90,578	90,578
Dealer reserves	44,119	44,119
Commitments to purchase finance receivable	—	—

December 31, 2003
Financial assets
Cash and cash equivalents	4,280,766	4,280,766
Finance receivables, net	2,015,439	2,015,439
Assets receivable under pending claims	6,000,000	6,000,000
Notes receivables, net	215,265	215,265
Interest receivable	26,444	26,444

Financial liabilities
Trade accounts payable	33,187	33,187
Dealer holdbacks	56,160	56,160
Dealer reserves	25,414	25,414
Commitments to purchase finance liabilities	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents and Assets Receivable Under Pending Claims

The carrying amount approximates fair value.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Finance Receivables

The fair value of finance receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for the purposes of the calculations.

Notes Receivable

The fair value of notes receivable is estimated by discounting the future cash flows using discount rates reflecting the makers’ capacity to make the scheduled payments, the value of the underlying collateral and the scheduled maturity date.

Interest Receivable

The carrying amount approximates fair value.

Trade Accounts Payable, Dealer Holdbacks and Dealer Reserves

The carrying amount approximates fair value.

Commitments to Purchase Finance Receivables

The fair value of commitments to purchase finance receivables is estimated using the fees currently charged to enter into similar agreements taking into account the difference between current levels of interest rates and the committed rates and the remaining terms of the commitments.

Note 19:	Significant Estimates

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates. Significant estimates made by management affecting the consolidated financial statements include:

Allowance for Credit Losses

As described in Note 1, Nature of Operations and Summary of Significant Accounting Policies, the Company provides an allowance for credit losses on its finance receivables. Because of the Company’s limited operating history since emerging from bankruptcy and the inherently high credit risk associated with many of the Company’s finance receivables, actual credit losses may differ materially from the Company’s estimates in the near term.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Note 20:	Concentration of Credit Risk

The Company has consumer finance receivables secured by automobiles or consumer goods originally acquired from a network of dealers in approximately sixteen states and five Canadian provinces. The makers of the finance receivables purchased by the Company typically have limited or no access to traditional sources of consumer credit due to past negative credit history, limited or unstable employment history, the inability to make sufficient down payments or other negative factors typically evaluated in the credit granting process. As a result, finance receivables acquired by the Company are generally considered to have a higher risk of default and loss than those typically held in the portfolios of commercial banks, credit unions and similar institutions.

Note 21:	Future Change in Accounting Principle

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), Share Based Payment. FASB Statement No. 123(R) revised the previously issued FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. FASB Statement No. 123(R) established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. The Company expects to adopt FASB Statement No. 123(R) beginning January 1, 2006. Adoption of this statement is not expected to have any effect on the financial position or operating results of the Company.

Freedom Financial Group, Inc.
Consolidated Balance Sheet
March 31, 2005
(Unaudited)

Assets

Cash and cash equivalents	$6,696,589
Finance receivables, net	5,642,424
Notes receivable, net	64,774
Property and equipment, net	293,061
Other assets	132,519

Total assets	$12,829,367

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$66,483
Accrued expenses	31,942
Dealer holdbacks	88,462
Dealer reserves	41,370
Accrued compensation costs	34,438

262,695
Stockholders’ Equity
Redeemable convertible preferred stock, $0.0001 par value; 8,994,357 shares authorized, issued and outstanding	13,798,817
Common stock, $0.0001 par value; 19,000,000 shares authorized; 9,965,759 shares issued and outstanding	997
Retained earnings (deficit)	(2,019,724)
Accumulated other comprehensive income	786,582

Total stockholders’ equity	12,566,672

Total liabilities and stockholders’ equity	$12,829,367

Freedom Financial Group, Inc.
Consolidated Statements of Operations
Three Months Ended March 31, 2005 and 2004
(Unaudited)

	2005	2004
Revenues
Interest income	$451,976	$200,604
Recovery of charged-off finance receivables	28,046	42,278
Other income	29,051	21,825

Total revenues	509,073	264,707

Provision for Credit Losses	75,617	39,307

Net Revenues After Provision for Credit Losses	433,456	225,400

Operating Expenses	722,947	459,574

Operating Loss	(289,491)	(234,174)

Nonoperating Income
Gain on disposal of fixed assets	1,149	—

Loss Before Income Taxes	(288,342)	(234,174)

Provision for Income Taxes	—	—

Net Loss	$(288,342)	$(234,174)

Basic Loss Per Share	$(0.03)	$(0.02)

Diluted Loss Per Share	$(0.03)	$(0.02)

Freedom Financial Group, Inc.
Consolidated Statement of Stockholders’ Equity
Three Months Ended March 31, 2005
(Unaudited)

	Redeemable				Accumulated
	Convertible				Other
	Preferred	Common Stock		Retained	Comprehensive
	Stock	Shares	Amount	Earnings	Income	Total
Balance, December31, 2004	$13,798,817	9,965,759	$997	$(1,731,382)	$803,244	$12,871,676

Net loss	—	—	—	(288,342)	—	(288,342)

Foreign currency translation adjustment	—	—	—	—	(16,662)	(16,662)

Comprehensive loss	—	—	—	—	—	(305,004)

Balance, March 31, 2005	$13,798,817	9,965,759	$997	$(2,019,724)	$786,582	$12,566,672

Freedom Financial Group, Inc.
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2005 and 2004
(Unaudited)

	2005	2004
Operating Activities
Net (loss)	$(288,342)	$(234,174)
Adjustments to reconcile net (loss) to net cash used in operating activities
Depreciation	15,149	14,008
Provision for credit losses	75,617	39,307
Deferred discount income	(157,573)	(79,665)
Recovery of charged-off finance receivables	37,634	30,682
Gain on disposal of fixed assets	(1,149)	—
Changes in
Other assets	(63,144)	(6,959)
Accounts payable and accrued expenses	(166,598)	1,925
Reorganization costs payable	(5,000)	5,000
Net cash used in operating activities	(553,406)	(229,876)

Investing Activities
Purchase of finance receivables	(2,666,938)	(824,377)
Principal collected on finance receivables	1,190,407	698,974
Payments of dealer reserves	(5,908)	(3,937)
Payments of dealer holdbacks	(43,871)	(29,104)
Principal collected on notes receivable	12,624	5,787
Purchase of property and equipment	(16,007)	(11,745)
Proceeds from sale of property and equipment	2,000	—
Net cash used in investing activities	(1,527,693)	(164,402)

Financing Activities	—	—

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,523)	(13,125)

Net Decrease in Cash and Cash Equivalents	(2,082,622)	(407,403)

Cash and Cash Equivalents, Beginning of Period	8,779,211	4,280,766

Cash and Cash Equivalents, End of Period	$6,696,589	$3,873,363

Freedom Financial Group, Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2005
Note 1:	General

The accompanying unaudited interim consolidated financial statements of Freedom Financial Group, Inc. (the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for reporting on Form 10-QSB. Accordingly, certain information and footnotes required by generally accepted accounting principles for complete financial statements have been omitted. These interim statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and notes thereto included elsewhere in this Form 10-SB.

The information contained herein reflects all normal and recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of operations and financial position. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

Note 2:	Basis of Presentation

The consolidated financial statements include the accounts of Freedom Financial Group, Inc. (FFG), successor by merger to Stevens Financial Group, Inc. (SFG) and SFG’s wholly owned subsidiaries, SFC Funding Corporation (SFC) and SFC Automobile Receivables Trust 2000A (SFC Trust) and FFG’s wholly owned Canadian subsidiary, T.C.G. - The Credit Group Inc. (TCG), formerly Sinclair Credit Group Co., all of which collectively comprise a single reporting segment, the “Company.” All significant intercompany transactions have been eliminated in consolidation.

In accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7), the Company adopted fresh start reporting as of January 1, 2003, the effective date of the Plan of Reorganization.

Note 3:	Finance Receivables and Allowance for Credit Losses

Finance receivables consist of the following at March 31, 2005:

Automobiles	$3,998,812
Equipment leases	957,640
Bulk food	855,011
Home appliances	294,656
Other	449,516
Total finance receivables	6,555,635

Less
Unearned discount	594,162
Allowance for credit losses	319,049
913,211
Net finance receivables	$5,642,424

Approximately 42% of the above finance receivables are Canadian in origin.

Amounts contractually receivable (including principal and interest) under our finance receivables at March 31, 2005, were as shown in the following table. The Company expects our actual collections to differ significantly from the amounts presented below as a result of prepayments, delinquent payments, partial payments and nonpayments.

Freedom Financial Group, Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2005

2005	$3,541,883
2006	2,666,440
2007	1,433,580
2008	581,072
2009	42,061
Total	$8,265,036

Activity in the allowance for credit losses related to finance receivables for the three months ended March 31, 2005 and 2004, respectively, was as follows:

	2005	2004

Balance, beginning of period	$296,234	$196,698
Provision charged to expense	75,617	39,307
Losses charged off	(89,884)	(48,325)
Recoveries of previously charged off amounts	37,634	30,681
Effect of foreign currency translation	(552)	(2,524)
Balance, end of period	$319,049	$215,837

The Company’s nonearning finance receivables totaled $56,487 at March 31, 2005. The Company provided an allowance for credit losses related to these receivables of $50,838.

Note 4:	Commitments

The Company had outstanding commitments to purchase finance receivables totaling $1,560,000 as of March 31, 2005. These commitments generally expire 30 days after they are issued if unused. Typically the Company funds approximately 25% of its outstanding commitments.

Note 5:	Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed similar to basic loss per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Since the effect of converting the shares of redeemable preferred stock would be antidilutive for the three months ended March 31, 2005 and 2004, respectively, basic and diluted loss per share amounts for the periods are based on the weighted average number of common shares outstanding.

So long as any preferred stock is outstanding, no dividend or distribution shall be declared or paid on any shares of common stock.

Loss per share for the three months ended March 31, 2005, was computed as follows:

Freedom Financial Group, Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2005

		Weighted
		Average	Per Share
	Loss	Shares	Amount

Net loss	$(288,342)	9,965,759
Basic and diluted loss per share			$(0.03)

Loss per share for the three months ended March 31, 2004, was computed as follows:

	Loss	Weighted Average Shares	Per Share Amount

Net loss	$(234,174)	9,967,485
Basic and diluted loss per share			$(0.02)

Note 6:	Operating Expenses

The components of operating expenses for the three months ended March 31, 2005 and 2004, are as follows:

	2005	2004

Salaries and benefits	$396,500	$278,336
Professional fees	171,540	66,270
Other	154,910	114,968

	$722,950	$459,574

Note 7:	Foreign Operations

The Company’s foreign operations, all of which are in Canada, are conducted through its wholly owned subsidiary, T.C.G. - The Credit Group Inc. based in Winnipeg, Manitoba. Total assets, net of valuation allowances, associated with foreign operations were $3,825,710 at March 31, 2005. Total revenues, income (loss) before taxes and net income (loss) from foreign operations for the three months ended March 31, 2005 and 2004, respectively, were as follows:

	2005	2004

Total revenues	$232,462	$172,489

Income (loss) before income taxes	(26,746)	9,934

Net income (loss)	(26,746)	9,934

Freedom Financial Group, Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2005

Note 8:	Additional Cash Flow Information

The Company made no cash payments for interest or income taxes during the three month periods ended March 31, 2005 and 2004, respectively.

PART III.

ITEM 1.	INDEX TO EXHIBITS

Exhibit
Number	Description

2.1*	Corrected Trustee’s Amended Plan of Reorganization
2.2*	Disclosure Statement for Trustee’s Amended Plan of Reorganization
3.1*	First Amended and Restated Certificate of Incorporation
3.1.1*	Certificate of Amendment to Certificate of Incorporation
3.2*	Bylaws
3.2.1*	Amendment to Bylaws
4.1*	Amended and Restated Trust Agreement of Freedom Financial Group I Statutory Trust
10.1*	Employment Agreement with Jerald L. Fenstermaker
10.2*	Investment Banking Agreement with Milestone Advisors, LLC
10.3*	Unanimous Consent of the Board of Directors Adopting Executive Management Stock Bonus Plan
10.4*	Office Lease - 3058 East Elm
10.5	Purchase and Sale Agreement, dated April 7, 2003, between Freedom Financial Group, Inc. (as Seller) and The Cadle Company (as Buyer)
10.6	Commercial Real Estate Purchase Contract, dated May 9, 2003, between Freedom Financial Group, Inc. (as Seller) and New Life Church of God (as Buyer)
10.7	Real Estate Sale Contract, dated June 4, 2003, between Donald D. Bass and Don. W. Bass (as Buyers) and Freedom Financial Group, Inc. (as Seller)
10.8	Application and Order by Bankruptcy Court Approving Employment of Biltmore Associates
21.1*	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm

* Incorporated by reference to the Company’s registration statement filed on Form 10-SB on May 2, 2005 (File Number 000-51286).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FREEDOM FINANCIAL GROUP, INC.

Date: July 22, 2005	By:	/s/ Jerald L. Fenstermaker
Jerald L. Fenstermaker, President and Chief Executive Officer